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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                        --------------------------------

                                   FORM 10-SB
                                 AMENDMENT NO. 2
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT


                                   iMALL, INC.
             (Exact name of registrant as specified in its charter)

         NEVADA                                              59-2544687B
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

4400 Coldwater Canyon Boulevard, Suite 200, Studio City, California      91604
(Address of principal executive offices)                              (Zip Code)

Registrant's telephone number, including area code: (818) 509-3600 Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                           Name of each exchange on which
    to be so registered                           each class is to be registered

    -------------------                           ------------------------------

    -------------------                           ------------------------------

       Securities to be registered pursuant to Section 12(g) of the Act:
                          Common Stock $.001 par value
--------------------------------------------------------------------------------
                                (Title of class)



       ------------------------------------------------------------------
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF BUSINESS

FORWARD-LOOKING INFORMATION

         This registration statement contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this registration statement, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements. See "Description of Business -- Industry and Competitive Considerations", and "Management's Discussion and Analysis or Plan or Operations."

OVERVIEW

         The Company is an electronic commerce and Internet services company that maintains an Internet destination called "iMALL", located at www.imall.com. The iMALL Web site offers goods and services for sale from a variety of merchants, either through a Web site or classified advertisements within iMALL. The Company believes that the iMALL is currently one of the most popular online shopping sites on the Internet, with an Internet "consumer reach" three times greater than wal-mart.com, and almost equal to iQVC, according to the Internet Retailing Report published by Morgan Stanley & Co. on May 28, 1997. Consumer reach is defined as the percentage of Web-active persons who visit at least one page within a domain during that month.

         The Company currently derives the majority of its revenues from Web site sales and maintenance fees, and Internet training, education and consulting services. The Company believes its future revenues will include those sources as well as revenue from selling products over the Internet, providing electronic commerce services to businesses (through Web sites which include the tools necessary to consummate transactions online), and selling Internet advertising. During 1996 and the first nine months of 1997, the Company generated revenues of $16,046,933 and $13,645,695, respectively. The Company believes its margins were negatively impacted during the first nine months of 1997 in part because of a change in its business strategy led by a management team that was hired in October 1996 and subsequently removed in June 1997. The change in strategy included increased infomercial marketing and a lack of focus on the Company's true strengths and core competencies--the building of Web sites equipped to process online transactions ("Transactional Web Sites") and recurring online


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commerce revenues. The Company is now focusing on what it believes to be more profitable areas such as the building of transactional Web sites, maximizing its Internet advertising revenues, and growing its online commerce revenue (by receiving a percentage of the gross sales made through an iMALL merchants' Web site). The Company believes the new strategy will significantly impact the Company's revenues in the latter half of 1998.

         The Company's mission is to maintain and expand its leadership position as an important Internet commerce destination where businesses and consumers from around the world go to engage in the sale and purchase of goods, services and information. To achieve this mission, the Company will focus on acquiring new merchants and products and increasing its shopper base of two million visitors per month.

         In 1996, which was the Company's first year of business as it is presently constituted, the Company concentrated its efforts on the sale of Web sites through Internet marketing and education workshops and other consulting services with the objective of increasing its base of iMALL merchants and advertisers. The Company believes that the development of a base of merchants is important for its long-term success and that in 1996 the best method of developing such a base was to couple the Web site sale with Internet education. Consequently, the Company has to date derived most of its revenue from this method. In the event that the number of iMALL merchants and advertisers continues to increase, the Company expects a larger share of its revenues to be derived from recurring maintenance fees, sales of Internet advertisements, and commissions on gross product sales made by iMALL merchants.

         The Company has developed within iMALL a number of professional and business services sites referred to as "Centers." These Centers include AT&T Market Square Deals, the American Express Travel Center, the Steve Young Sports Arena, and Career, Financial, Entertainment and International Centers. The Company intends to populate the International Center with merchants from around the world through license and services agreements with third parties with expertise in marketing in particular countries. The Company believes that with its base of merchants, traffic and technical infrastructure it will be in a position to capitalize on the emerging market for commerce on the Internet.

         In connection with the Company's acquisitions in January 1996, the Company effected a 1 for 19 stock split on January 8, 1996. In addition, on May 22, 1996, the Company effected a 4 for 1 stock split, and, effective February 12, 1998, the Company effected a 1 for 8 stock split. All references in this registration statement take these splits into effect when referring to the number of shares of the Company's common stock or per share data.


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INTERNET COMMERCE

         The Internet is a world-wide series of interconnected electronic and/or computer networks. Individuals and companies have recently recognized that the technological capabilities of the Internet provide a medium for not only the promotion and communication of ideas and concepts, but also for the presentation and sale of information, goods and services. According to the "Internet Retailing Report," published by Morgan Stanley in May 1997, there are currently 35 million users of the Internet, and the number of users is expected to grow to 150 million by the year 2000. The Los Angeles Times (September 14, 1997), citing industry sources, predicted that the value of services and goods sold on the Internet will increase from $7-8 billion in 1997 to up to $327 billion in 2002.

         Historically, the Internet has been accessible principally through personal computers. Recently, several companies have announced "Web TV" products designed for attachment to television sets for the purpose of allowing access to the Internet without the need for a personal computer. Although these products do not permit the full range of functions provided by personal computers, they do permit many of the features of the Internet to be viewed on television sets. Management believes that these new Web TV products are expected to substantially increase the number of people who will shop online by accessing the Internet.

         The term "Internet commerce" encompasses the use of the Internet for selling goods and services. The use of the Internet as a marketing and advertising tool is enhanced by the ability to communicate information through the Internet to a large number of individuals, businesses and other entities.

         Because of the "virtual" nature of electronic commerce, the online presence for certain merchants can significantly reduce or eliminate the costs of maintaining a physical retail facility. Online merchants can also achieve significant savings by eliminating traditional product packaging, print advertising and other point of purchase materials. Marketing on the Internet can be especially advantageous for smaller companies because it removes many physical and capital barriers to entry and serves to level the competitive playing field by allowing smaller companies to effectively compete with larger companies.

HOW ACTIVITY IS TRACKED

         There are three different methods to measure Internet activity for a particular Web site. The first method is to count the number of "hits" on the site. Hits refers to the total number of files retrieved from a Web page. These files can either be text documents, executable files (i.e., downloaded programs), or graphic images. A file is deemed a hit whether it is simply accessed or actually downloaded. Depending on how much activity is generated, a single visitor to iMALL could result in numerous hits.


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         The second method of measuring activity on a Web site is to count
"impressions". Impressions usually refer to the total number of banners or pages imposed into a user's line of sight. Because items creating impressions may change while a viewer is still viewing a single page, more impressions than visitors may be generated by a Web page.

         A third method of measuring activity is to count the number of "visitors" to a Web site. Visitors (or accesses to a site) are the total number of people coming to a particular Web site.

INTERNET SECURITY

         One of the largest barriers to a potential customer's willingness to conduct commerce over the Internet is the perceived ability of unauthorized persons to access and use personal information about the user, such as credit card account numbers, social security numbers and bank account information. Concerns about the security of the Internet include the authenticity of the user (i.e., is the user accurately identified), verification and certification methods of who these users are, and privacy protection for access to private information transmitted over the Internet. However, recent advances in this area have greatly reduced the possibility of such unauthorized access or use. The Company is not aware of any occasion in which a user's credit card was misappropriated while transacting business on iMALL. For a discussion of the methods of security employed by the Company, see "--iMALL Security."

IMALL

         The Company maintains an Internet Web site called "iMALL," located on the World Wide Web at www.imall.com. Upon accessing the iMALL Web site, an Internet user is shown the iMALL Home Page. This home page provides users with access to the iMALL Guide Page, each of iMALL's approximately 1,600 Web sites for merchants ("storefronts"), thousands of classified advertisements, and the iMALL directory. From January 1996 to January 1998, iMALL's hits have increased from approximately 1 million per month to over 25 million per month. iMALL's key merchants include AT&T WorldNet Service, American Express Travel, Barnes & Noble, Hanes, Dr. Laura (one of the most popular radio personalities), Circus Circus' fourteen casinos and resorts, Sega Soft, Breath Asure, Checker Auto, Quantum and Amazing Discoveries. iMall has also recently started selling through licensed distributors certain Coca-Cola, Disney, and Speedo products for which it receives a percentage of all gross sales made through the iMALL Web site.

         The iMALL directory lists sites by product or service categories and allows users to perform global searches of the entire iMALL. Users may also use the "power shopping" function to narrow their search to a specific area of iMALL, a specific product, or even merchants or products from a particular region of the country. A viewer who wishes to


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purchase items offered on iMALL can do so simply by submitting an order online and entering a credit card number.

         In addition to the traditional search options, iMALL offers a special function called "Deals of the Day." This service is updated daily and alerts iMALL users to special manufacturer discounts on quality name-brand merchandise.

         The Company and AT&T WorldNet Service(sm) opened "AT&T Market Square Deals" on iMALL's Web site. AT&T Market Square Deals is hosted by iMALL and linked from AT&T Market Square and offers name brand merchandise for sale at significant discounts from retail prices. This Site is jointly marketed by the Company and AT&T WorldNet Service.

         The Company also established an international commerce center (located at international.imall.com) on iMALL. The Company anticipates that this "International Center" will contain Web sites from merchants throughout the world, allowing for global Internet commerce. The Company intends to focus on expanding the countries represented in this Center beginning in mid-1998.

         In the past, the Company derived substantially all of its revenue from Web site sales and maintenance fees, and Internet education and marketing services. In the future, the Company anticipates deriving the majority of its revenue from Web site sales and maintenance fees, commissions from online sales, Internet advertising sales, and Internet training.

         WEB SITE SALES AND MAINTENANCE FEES

         A Web site is a business' online presence or electronic store and has two fundamental roles. First, it is an advertising medium for products and/or services. Second, it is a medium for engaging in Internet commerce by allowing the Company to sell goods and services to Internet users. The Company sells a large percentage of its Web sites in conjunction with its educational and marketing seminars, See "-Sales and Marketing-Internet Education and Consulting." The Company also receives revenue in the form of fees for setting up a Web site and from monthly maintenance or hosting fees. iMALL currently hosts approximately 1,600 online merchants.

         The Company charges most of its stores a monthly maintenance fee for maintaining their site on iMALL. The basic fee is $59 per month. This fee pays for "space" on the Company's servers and technical support from the Company. During 1997, the Company expanded its maintenance fee offerings to include more advanced maintenance services including technology updates, periodic design updates and data gathering services.


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         The Company's technology staff also performs billable services such as design and development work for current iMALL Web sites and full corporate site development. Fees for these services are billed by the hour or by the project.

         The Company builds its Transactional Web sites with its proprietary Web site development tool, called "iSTORE". iSTORE facilitates the development of basic Web sites, the enhancing of Web sites, and the creation of fully customized Web sites. iSTORE also supports electronic commerce components which merchants may employ on their iMALL sites. Basic Web sites contain text of various fonts and font sizes as well as simple images. Enhanced sites contain more advanced text, images, forms and tables that are generated through the use of Java applets (a small computer application written in the Java language that is downloaded to a browser), JavaScripting (a language that is interpreted by Web browsers and used to enhance content that is downloaded to a browser), and similar tools. iSTORE provides several stylized templates for basic Web site designs and a more limited number for enhanced Web site designs. Fully customized Web sites contain features similar to those contained in enhanced Web sites but require several sophisticated design and programming resources that are not currently provided in iSTORE. The Company anticipates that as demand grows for the more sophisticated features found in enhanced and fully customized sites, the Company will integrate the tools for creating these features into iSTORE.

         Other forms of advertising on the Internet include banner advertisements and sponsorships. Banner advertisements are advertisements that circulate across Web pages and typically link to Web sites. Banner advertisements are purchased based upon the number of impressions they receive. In the past, the Company has traded the majority of its banner inventory to other Internet Sites to help increase traffic. The Company is now focusing on selling the banner ads for a price between 2 cents and 5 cents per impression. iMALL currently generates over one million impressions per month. The Company has not yet been able to sell or trade all of its impressions, and there can be no assurance that it will be able to do so in the future.

         The Company anticipates selling sponsorships of different "iMALL Centers." An "iMALL Center" is a special area on iMALL, linked from its Guide Page, where topic specific information is presented and/or a special collection of products are offered. iMALL Centers include AT&T Market Square Deals, the American Express Travel Center, the Steve Young Sports Center, a Career Center, an Entertainment Center, a Financial Center, and an International Center. In iMALL's American Express Travel Center, visitors can obtain general information on travel related topics and book travel reservations at the same time. The Company receives a percentage from American Express of all travel sold through that Center. In the case of AT&T Market Square Deals, discounted brand merchandise is sold at 15-30% off retail the Company and AT&T share in the revenue generated from this Center. The Company is currently merchandising its Centers from its merchant's products and outside vendors.


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         COMMISSIONS FROM SALES ON IMALL

         Merchants generally agree to maintain a site on iMALL for a one year period. Previously, a majority of the Company's clients paid a monthly maintenance or hosting fee of $59 per month. The Company is currently negotiating with existing merchants who renew their sites on iMALL to agree to pay the Company a negotiated commission based on a percentage of gross sales made through their iMALL site. Since September 9, 1997, substantially all new merchants establishing iMALL sites have entered into such an arrangement. Revenues from this program have thus far been a small percentage of the Company's total revenues, but the Company expects that such revenues will grow in the future, particularly through its "AT&T Market Square Deals" and "Park Avenue Collections." This commission program was recently introduced by the Company, and the Company to date has not encountered any substantial resistance to its implementation.

         The Company recently implemented technology which will allow it to closely meter all types of transactions on iMALL. This new technology allows the Company to track a particular merchant's sales, thereby facilitating the Company's ability to charge a commission on sales.

         IMALL SECURITY

         The Company's current electronic commerce service includes the use of secure sockets layer (SSL) protocol. SSL supports a fully DES encrypted session (up to 128-bit, depending on the browser) between the Web browser and the Web server. Additional security is provided by CyberCash's Secure Internet Payment Service. This service incorporates an RSA encryption method between a shopper on iMALL and a merchant on iMALL. These security methods provide a high level of encryption protection for users' credit card numbers, bank account numbers, and other personal information. To the Company's knowledge, the Company has never experienced any significant problems with security. However, there can be no assurance that the Company will never experience such a problem.

         TECHNICAL INFRASTRUCTURE

         The Company's World Wide Web servers include the latest release Stronghold Secure Webserver (version 2.0). These servers are based on Apache's version 1.2 base server. Apache is run on over 40% of all the web servers in the world and has been the most popular in the world for more than six months (based on the November 1997 World Wide Web server site survey conducted by Netcraft).

         The Company's Central Processing Unit server infrastructure includes four high end web servers, running BSD compliant UNIX operating systems. Load (made up of traffic and the activities of the traffic) is distributed across these machines through round-robin domain


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name service which maximizes the capacity of the systems. Internet service to these machines consists of multiple DS3 (45Mb/sec) backbone service providers including MCI, Sprint, and UUNET/Alternet. The Company estimates that the current system has capacity to handle in excess of 1.5 million hits per day. The Company's management believes that the Company can quickly and inexpensively upgrade this system as it becomes necessary. File system backups are written across machines to protect against a catastrophic system failure on any one given machine.

SALES AND MARKETING

         The Company's sales and marketing activities are conducted in several ways:

         INTERNET EDUCATION AND CONSULTING

         The Company has found that an effective method of selling Web sites is in conjunction with Internet education. Therefore, the Company conducts Internet marketing and educational seminars in approximately two cities per week. These preview seminars target individuals and businesses interested in marketing their products and services on the Internet, or simply learning about business applications of the Internet. The preview seminars are conducted free of charge for attendees and are designed to showcase the value of the Internet workshop.

         Attendees at the Company's Internet education and marketing workshops currently pay a price of $2,995 per person (plus $500 per guest). These Internet education and marketing workshops include extensive instruction about the Internet and are taught by instructors who have experience in areas such as marketing, business development, Internet commerce, and Web site design.

         Prior to January 1, 1997, Internet workshop participants received the right to receive up to two Web sites, each consisting of up to five Web pages, and up to 25 classified advertisements on iMALL, all designed by the Company. This right was available to workshop participants for twelve months from the date of the workshop. If a participant chose to exercise the right to receive the Web sites and classified advertisements, the participant was required to purchase a Web Site Initiation and Maintenance Agreement. The purchase price of the initiation (design and activation) and maintenance of the Web sites and classified advertisements is $590 annually, if paid in advance, or $59 per month if paid monthly.

         Beginning on January 1, 1997, workshop participants receive up to two Web sites and up to 25 classified advertisements in connection with such workshops, rather than simply receiving a right to purchase Web Sites. If these new participants choose to have the


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Company maintain such Sites, they must purchase a Web Site Initiation and
Maintenance Agreement.

         The Company uses a mix of radio, television, print advertising, as well as direct mailings, to advertise its Internet education and marketing program in two cities in the United States each week. This advertising is directed at entrepreneurs and business owners inviting them to learn more about the Internet and how it can be a money-making and effective marketing tool. The Company uses an eight to twelve week rotation of cities depending on the population base and availability of direct mail names. Seven to ten days following the free previews, the Company returns to the city for its full day Internet education and marketing workshop.

         The Company also offers information "home study" products priced at $1,495 and $995 for those who are interested in obtaining a Web site on iMALL and learning about the Internet but choose not to attend the workshop.

         INDEPENDENT SALES CONSULTANTS

         In connection with iMALL's Internet education and consulting model discussed above, many workshop participants asked if they could receive the Web sites and training even if they did not have a specific business, product or service to market. These participants wanted to resell Web sites to their colleagues who had a business, product or service. Moreover, many of these participants sold multiple Web sites and asked if they could purchase additional ones to resell. As a result, the Company's participants can now use their Web sites for their own business or resell them to others. The Company refers to those participants who choose to market Web sites as internet consultants.

         In 1996, the Internet consultant marketing force generated over $400,000 in revenue for the Company. In 1997, the revenue generated by these consultants was approximately $1,000,0000. The revenue generated was achieved without significant corporate marketing support. In 1998, the company intends to devote greater resources to marketing programs in support of these consultants. In the next few months, the Company intends to begin a marketing program in which these consultants will offer Web sites to businesses in their local area. These Web sites will be placed in a geographically-focused iMALL, such as iMALL New York, to attract smaller businesses who wish to only target a localized geographic area. While iMALL currently has geographic search capabilities, specific local malls may be incorporated into the main iMALL web site and its technical infrastructure.

         INTERNAL SALES FORCE

         The majority of iMALL's merchants have been acquired through its Internet education and consulting program as previously described. However, the Company has also utilized a


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small internal sales force, to sign contracts with such large clients as AT&T
WorldNet Service, American Express Travel, Barnes & Noble, Hanes, Dr. Laura (one of the most popular radio personalities), Circus Circus' fourteen casinos and resorts, Sega Soft, Breath Asure, Checker Auto, Quantum and Amazing Discoveries. The Company intends to expand its internal sales force in the first half of 1998 to help acquire additional name-brand merchants.

         STRATEGIC ALLIANCES

         The Company's strategy includes the continued development of strategic alliances and partnerships such as the Company's alliance with AT&T WorldNet Services(sm). The AT&T WorldNet Service(sm) relationship has not only increased the number of users visiting the iMALL, but, in the opinion of the Company's management, it has also added credibility to the Company. Relationships such as this will be key to building the acceptance and the revenue base of the Company. However, there can be no assurance that the Company will be successful in developing additional strategic alliances or maintaining existing strategic alliances in the future.

         The Company and AT&T WorldNet Services(sm) recently opened "AT&T Market Square Deals" on iMALL. AT&T Market Square Deals offers name brand merchandise for sale at significant discounts from retail. This site features a wide range of products and includes a link to the iMALL's "Deals of the Day".

         The Company has entered into a licensing agreement with a company based in Korea pursuant to which the licensee received an exclusive "flag" on the International Center, iMALL's proprietary software, a locally installed iMALL server, onsite marketing, web building and technical training. The Company plans to enter into similar agreements in the future, which would provide the Company a percentage of gross proceeds generated by the activities in the foreign countries and require minimum annual payments to the Company in order to maintain exclusivity.

         None of the Company's strategic alliances involve the creation of distinct legal enterprises.

INDUSTRY AND COMPETITIVE CONSIDERATIONS

         Nature of Market. There is a lack of proven business models with respect to the generation of revenues from the sale of commercial or informational sites on the Internet. It is impossible to predict whether the Company will be successful in establishing itself as a viable sales outlet, or that consumers will purchase products from sites on iMALL in sufficient quantities for the Company to generate positive cash flow. In addition, Internet users are faced with a multitude of options while online which involve shopping and other


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activities. There can be no assurance that a significant number of Internet users will become comfortable in engaging in online commerce.

         Changing Technology. Internet advertising and commerce is a new, intensely competitive, rapidly evolving industry which is subject to rapid technological change. The success of the Company will depend, in part, upon the ability of the Company to keep abreast of technological changes that are evolving with the Internet and electronic commerce in general.

         Other Internet Malls and Sites. There are many other sites on the Web that call themselves "Internet shopping malls." However, the Company believes that the majority of them are small search engines that link to Sites hosted on another company's server. These "search engine malls" sell links from their search engine malls to the merchant's Web site. They do not typically provide Web site building services, commerce tools, or online marketing. In addition, when the user clicks on the link, the mall owner can not usually track the sale and does not, therefore, benefit from the purchases made or data collected. From the shopper's standpoint, they do not know who they are buying from and since each Web site is likely on a different server, the ordering and security varies. On iMALL, every purchase is made securely and through a standardized iMALL ordering format. Moreover, because iMALL controls all ordering, multiple products can be bought from multiple stores at the same time. Management believes that this convenience and security in shopping is essential for robust online commerce. The largest of these other search engine malls is the Internet Mall.

         Other "malls" which host some of their own merchants include: viamall, fashionmall, branchmall, and choicemall. These malls contain far fewer merchants and/or much less traffic than iMALL.

         The Company believes that the two other "Internet shopping malls" which are often mentioned as competitors of the Company are America Online's Marketplace (AOL Marketplace) and iQVC. The Company believes that these malls are two of the largest sites for Internet commerce. Each, however, is quite different than iMALL. Internet retailing is only a small part of AOL's main focus, which is providing content to its eight million online members. iQVC sells only its own home shopping products on its Web site. iQVC does not, therefore, provide individual merchants the opportunity to create commerce enabled Web sites as iMALL's 1,600 merchants have done.

THE COMPANY'S COMPETITIVE ADVANTAGES

         Brand Identity. According to the Internet Retailing Report of Morgan Stanley in May 1997, iMALL's "consumer reach' is three times that of wal-mart.com, and almost equal to iQVC.


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         Traffic. The Internet Retailing Report listed iMALL as the second most visited online shopping mall on the Internet, and the 13th most visited shopping site on the Internet overall, each as of February 1997. IMALL's site received over 25 million hits in January 1998.

         Internet Education and Marketing Seminars. Based on the Company's internal research, the Company's management believes that the Company is one of only three Internet malls that have established an Internet education system. Not only is this an effective marketing and sales tool, it is also a very effective customer service tool. Furthermore, the flexibility inherent in this program permits the Company to tailor the approach to various markets and vertical niches.

         Consultant Program. Through the Company's seminars and home study products, the Company has a network of independent consultants, each of whom may purchase the Company's products and services at wholesale prices for themselves or for resale.

         Number of Storefronts. Based on its internal research, the Company believes that iMALL has the largest number of independent storefronts of any Internet mall. iMALL currently hosts over 1,600 storefronts. Although there are other malls that claim more storefronts than the Company, those storefronts are actually only "links", rather than independent storefronts maintained on a closed site. A "link" is a hyper-text based command which redirects a user to another address on the Internet when activated. Thus, a link based mall is really just a small search engine or a directory of stores. The Company believes that iMALL is much more than a directory of stores, because all of its merchants' Web sites are built with and internally managed by the Company's proprietary software. This allows the user to have the same shopping experience regardless of where on iMALL he or she shops. The Company believes that this consistency in feel and functionality leads to a much more compelling and convenient shopping experience.

         Web Site Building Costs. In the opinion of the Company's management, the Company's proprietary Web site development tools and process allow it to build Web sites at lower costs than many of its competitors. These cost savings assist in the funding of the development of additional development tools.

         Reselling Data. The Company's independent storefront approach and its sophisticated database allow it to capture and assimilate demographic data, shopping and navigation habits and other pertinent marketing information from the users that visit the iMALL. The Company expects that by mid 1998, it will have completed development on a program which will allow, subject to applicable law, for this demographic data to be provided to iMALL merchants and information providers, as well as packaged and sold to companies interested in marketing on the Internet.


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         Relationships with Merchants. The Company believes its independent mall approach creates a more intimate relationship with the merchant, which, translates into better service to the customer and increased quality of product or service offering. The merchants benefit from consistency of format so that the user is able to become more familiar with the iMALL Web site and its features. This approach allows for more detailed and accurate tracking of store visits and sales. This in turn leads to more directed marketing and sales of data, resulting in more revenue to the Company, and ensures better search and navigation performance since the Company has complete control over its servers. Unlike iMALL, a linked mall exposes the end-user to the performance problems and the inherent unpredictability of the Internet.

EMPLOYEES

         As of February 3, 1998, the Company and its subsidiaries had a total of 62 full-time employees. Twenty three full-time employees are located in Studio City, California, and 39 are located in Provo, Utah. None of the Company's employees is covered by an ongoing collective bargaining agreement with the Company and the Company believes that its relationship with its employees is good.

HISTORY OF THE COMPANY

         The Company's predecessor for accounting purposes is Madison, York & Associates, Inc., a Utah corporation ("Madison"), which was incorporated on November 2, 1994. On January 16, 1996, Madison engaged in a share exchange with iMALL, Inc., a Nevada corporation, which had been the surviving company in a change of domicile merger with Natures Gift, Inc., a Utah corporation ("Natures Gift"), on January 8, 1996. Natures Gift was incorporated under the laws of the State of Utah on February 9, 1984 as Brickland Corporation, and changed its name to Natures Gift, Inc. on May 23, 1991. Natures Gift did not transact any significant business from the date of its inception until January 1996. As a result of this share exchange between Madison and iMALL, Inc., Madison became a wholly owned subsidiary of iMALL, Inc. This share exchange was accounted for as a reverse acquisition and Madison is considered the predecessor of the Company because it had operations at the time of the share exchange. In this share exchange, the shareholders of Madison received 2,103,112 shares of common stock of iMALL, Inc. in exchange for all of the issued and outstanding shares of common stock of Madison. The number of shares outstanding after this transaction consisted of the 2,103,112 shares issued to the shareholders of Madison, and 2,701,848 shares existing in connection with the reverse acquisition accounting.

         In connection with the Company's acquisitions in January 1996, the Company effected a 1 for 19 stock split on January 8, 1996. In addition, on May 22, 1996, the Company effected a 4 for 1 stock split, and, effective February 12, 1998, the Company effected an 1 for

8 stock split. All references in this registration statement take these splits into effect when referring to the number of shares of the Company's common stock or per share data.

         On January 16, 1996, the Company also entered into share exchange agreements with Cabot, Richards & Reed, Inc., a Utah corporation ("Cabot"), and R&R Advertising, Inc., a California corporation ("R&R"), wherein the shareholders of Cabot received 1,400,000 shares of common stock of iMALL, Inc. in exchange for all of the outstanding shares of common stock of Cabot and the shareholders of R&R received 600,000 shares of common stock of iMALL, Inc. in exchange for all of the outstanding shares of common stock of R&R. Each of Cabot and R&R became wholly owned subsidiaries of iMALL, Inc. On March 5, 1996, the Company entered into a share exchange agreement with Inter Active Marketing Group, Inc., a Utah corporation ("IMG"), wherein the shareholders of IMG received 52,563 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of IMG, and IMG became a wholly owned subsidiary of the Company. On April 26, 1996, the Company entered into a share exchange agreement with e.m.a.N.a.t.e., Inc., a California corporation ("e.m.a.N.a.t.e.") wherein the shareholders of e.m.a.N.a.t.e. received 200,000 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of e.m.a.N.a.t.e., and e.m.a.N.a.t.e. became a wholly owned subsidiary of the Company. The amount of shares issued in each of these share exchanges was determined by the percentage ownership interest in the Company to which the Company's management determined the acquired entity would be entitled through negotiation. Certain additional information concerning these transactions is set forth in Item 7 hereof, "Certain Relationships and Related Transactions" and in the notes to the consolidated financial statements of the Company attached hereto.

         Madison was incorporated in 1994 and commenced business in 1995 providing Web site sales and consulting services to merchants and Internet entrepreneurs. Madison developed the Internet specific techniques used by the Company today in its educational seminars. In September 1995, Madison had acquired all of the issued and outstanding common stock of EMS, Inc., which owned the Internet site called "iMALL". Madison issued 20 shares of its common stock to the shareholders of EMS, Inc., and accounted for this transaction as a purchase.

         Cabot was incorporated in December 1992 and became a well known educational workshop company. Cabot developed the marketing and training techniques used by the Company today in its Internet education workshops.

         R&R was formed in January 1991 in California. R&R was an advertising agency that catered to small businesses. Services included commercial and infomercial production, art and graphics design, as well as print, television and radio advertising. The television department placed its clients' advertisements on hundreds of network, cable, and independent stations throughout the United States. R&R contributed its computer advertising expertise to iMALL Services, Inc. ("iMALL Services"), a wholly owned subsidiary of the Company.

         IMG has changed its name to "Internet Yellow Pages, Inc." Internet Yellow Pages, Inc. maintains a Web site similar to regular yellow pages and allows for different types of sponsorships which businesses can purchase for greater exposure.

         e.m.a.N.a.t.e. was formed by three individuals who worked on Department of Defense and NASA contracts using state-of-the-art computer and Internet technology. The founders were involved with the Internet since its infancy and in 1994 began to focus on generating revenue from the Internet by designing Web sites. Thus, while e.m.a.N.a.t.e. currently has contracts with or has recently completed projects for Lockheed-Martin, United Defense, and NASA, most of the personnel are involved with creating Internet web pages and programming advanced features such as Java, Shockwave and Virtual Reality applications for customers.

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATIONS

         The following discussion and analysis of the Company's and the Company's predecessor's financial condition as of September 30, 1997 and December 31, 1996 and the Company's and the Company's predecessor's results of operations for the three and nine months ended September 30, 1997 and 1996 and the year ended December 31, 1996 and the period ended December 31, 1995 should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Form 10-SB. These results are not necessarily indicative of the results that may be achieved by the Company for the entire year ending December 31, 1997.

OVERVIEW

         The Company currently derives the majority of its revenues from Web site sales, Web site maintenance fees, Internet education and Internet consulting services. iMALL believes its future revenues will include those sources as well as revenue from selling products over the internet, providing electronic commerce services to businesses (through Web sites which include the tools necessary to consumate transactions on line), and selling internet advertising. During 1996 and the first nine months of 1997, the Company generated revenues of $16,046,933 and $13,645,695, respectively. The Company believes that its margins were negatively impacted during the first nine months of 1997 in part because of a change in its business strategy led by a management team that was hired in October of 1996 and subsequently removed in June of 1997. The change in strategy included increased infomercial marketing. Currently, the Company is focusing on what it believes to be less capital intensive and more profitable areas, such as the building of higher margin Web sites, maximizing its Web site advertising revenues, and growing its online commerce from its existing merchants and visitors. The Company believes the new strategy will begin to impact the Company's revenues in the first or second quarter of 1998.

RESULTS OF OPERATIONS

         The Company operates various entities which became part of the consolidated group within the last calendar year. Results of prior periods are not necessarily indicative of the results of operations that can be expected for any future period and do not reflect the current mix of the Company's operations. Because Madison is the only predecessor of the Company, comparisons of historical results of operations may not be meaningful.

COMPARISON OF THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

                  Revenues. Revenues for the three months ended September 30, 1997 were $4,457,658 compared to $3,680,893 for the three months ended September 30, 1996. The 21% increase was due primarily to increases in telemarketing sales of Website and other Internet products. The Company's Internet training division provided approximately 55% of total revenues for the three months ended September 30, 1997 compared to 77% for the three months ended September 30, 1996. The decrease in the percentage of the Company's revenues derived from the Internet training division was due to the following factors: (i) an increase in telemarketing sales, and (ii) a decrease in Internet training revenue of approximately $300,000.

                  Cost of Revenues. Total direct cost of revenues for the three months ended September 30, 1997 was $4,237,616 compared to $1,710,014 for the three months ended September 30, 1996, an increase of 148%. This increase was due primarily to an increase in advertising expense. The Company's marketing efforts were expanded to include the airing of infomercials on television and significant direct mail marketing in an attempt to increase attendance at the Company's educational workshops. The 148% increase in cost of revenues compared to the 21% increase in revenues over the same period was primarily due to the fact that the Company's increased marketing efforts did not produce increased revenues to the same extent as the Company's expenditures. Management believes its strategy of increasing advertising efforts is in its early stages. The Company intends to continue advertising expenditures at higher levels, and believes that over time, these increased expenditures will lead to an increase in revenues.

                  General and Administrative Expenses. General and administrative expenses for the three months ended September 30, 1997 were $1,520,191 compared to $2,034,898 for the three months ended September 30, 1996. This 34% decrease was due primarily to the net effect of dissolving the Company's technology division formerly located in Woodland Hills, California, and relocating the Company's technology division to Provo, Utah.

                  Other Income, net. The Company sells mailing lists to outside vendors. This activity is considered to be peripheral to its operations. Net other income for the three months ended September 30, 1997 was $78,760 compared to $42,379 for the three months ended September 30, 1996. The 86% increase was due mainly to the increased sales of mailing lists during 1997.

                  Interest Income (Expense), net. Net interest expense for the three months ended September 30, 1997 was $28,940 compared to net interest income of $5,617 for the three months ended September 30, 1996. The net increase in interest expense was primarily due to interest on notes payable to a stockholder and notes payable to related parties.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

                  Revenues. Revenues for the nine months ended September 30, 1997 were $13,645,695 compared to $12,250,236 for the nine months ended September 30, 1996. This 11% increase was primarily due to increased telemarketing revenues. The Company's Internet training division provided approximately 64% of total revenues for the nine months ended September 30, 1997 and 75% for the nine months ended September 30, 1996. The decrease in the percentage of the Company's revenues derived from the Internet training division was due primarily to the increase in telemarketing sales.

                  Cost of Revenues. Total direct cost of revenues for the nine months ended September 30, 1997 was $10,689,453 compared to $6,383,369 for the nine months ended September 30, 1996. The 67% increase was due primarily to increased advertising costs. The Company's marketing efforts were expanded to include the airing of infomercials on television and direct mail marketing. The 67% increase in cost of revenues compared to the 11% increase in revenues over the same period was primarily due to the fact that the Company's increased marketing efforts did not produce increased revenues to the same extent as the Company's expenditures. Management believes its strategy of increasing advertising efforts is in its early stages. The Company intends to continue advertising expenditures at higher levels, and believes that over time, these increased expenditures will lead to an increase in revenues.

                  General and Administrative Expenses. General and administrative expenses for the nine months ended September 30, 1997 were $5,587,770 compared to $4,818,597 for the nine months ended September 30, 1996. The 16% increase was due primarily to the Company's hiring of several individuals for key management positions subsequent to the first nine months of 1996.

                  Other Income, net. The Company sells mailing lists to outside vendors. This activity is considered to be peripheral to its operations. Net other income for the nine months ended September 30, 1997 was $147,431 compared to $129,770 for the nine months ended

September 30, 1996. The 14% increase was due mainly to the increased sales of mailing lists during 1997.

                  Interest Income (Expense), net. Net interest expense for the nine months ended September 30, 1997 was $58,235 compared to net interest income of $1,111 for the nine months ended September 30, 1996. The net increase in interest expense was primarily due to interest on notes payable to a stockholder and notes payable to related parties.

COMPARISON OF FISCAL 1996 AND 1995

                  Given the consolidation of entities during fiscal 1996, some comparisons made between fiscal 1996 and 1995 may not be meaningful or congruent.

                  Revenues. Revenues for the fiscal year ended December 31, 1996, were $16,046,933, compared to $1,003,965 for the fiscal year ended December 31, 1995. This increase is due to the fact that this comparison is being made between all consolidated entities operating during fiscal 1996, and only Madison as the "predecessor company" as of December 31, 1995.

                  Cost of Revenues. Direct cost of revenues for the fiscal year ended December 31, 1996, were $8,593,455, compared to $437,035 for the fiscal year ended December 31, 1995. This increase was also due to the consolidation of entities.

                  General and Administrative Expense. General and Administrative expense for the fiscal year ended December 31, 1996, was $7,480,688, compared to $591,373 for the fiscal year ended December 31, 1995. This increase was also due to the consolidation of entities.

                  Depreciation and Amortization Expenses. Depreciation and amortization expenses for the fiscal year ended December 31, 1996, were $307,246, compared to $2,919 for the fiscal year ended December 31, 1995. This increase was due primarily to the acquisition of property and equipment (primarily computers, Internet products, furniture and fixtures) and the recording of goodwill amortization associated with acquisitions during 1996.

                  Other Income. The increase in other income of $126,044 from 1995 to 1996 is primarily attributable to the sale of mailing lists in 1996. No such sale took place in 1995.

LIQUIDITY AND CAPITAL RESOURCES

                  The Company recently completed raising $20,000,000 in equity capital through a private placement of units consisting of Series A Convertible Preferred Stock and warrants to purchase Common Stock. See Item 8 "Description of Securities". As of December 31, 1997, the Company had unaudited current assets of $16,105,176 and unaudited current liabilities of $2,590,165.

         The Company is currently generating cash receipts (exclusive of financing activities) of approximately $1,200,000 per month and incurring cash expenses in the amount of approximately $1,500,000 per month, of which fixed costs account for approximately $600,000. The Company anticipates capital expenditures will be approximately $3,000,000 in 1998. The Company believes that it will be able to fund its ongoing operations with existing cash and from cash expected to be generated by ongoing operations for at least the next twelve months.

         The Company is collecting $10,000 per month on a note receivable in the original amount of $250,000, which bears interest at an annual rate of 10%. The amount outstanding on this note receivable is approximately $159,105 as of December 31, 1997.


ITEM 3.  DESCRIPTION OF PROPERTIES

         The Company maintains offices in Studio City, California, and Provo, Utah. The Company leases its executive offices at 4400 Coldwater Canyon Blvd., Studio City, California for a total of $12,066 per month, which lease expires in November 1998. The Company leases office space at 1185 South Mike Jense Circle, Provo, Utah for $10,639 per month from a related party which lease expires in March 1999. See Item 7 "Certain Relationships and Related Transactions". The Company also leases office space at 5314 North 250 West, #110, Provo, Utah at a current rent of $6,000 per month, which lease expires in December 2000. The Company believes that it currently has sufficient space to carry on its operations for the foreseeable future.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         The following table sets forth certain information known to the Company as of February 5, 1998 with respect to the beneficial ownership of the outstanding shares of the Common Stock by the Company's directors and executive officers and the directors and executive officers of the Company as a group and the beneficial owners of more than five percent of the outstanding shares of the Company's common stock. Except as indicated, each person listed below has personal and sole beneficial ownership of the shares of common stock listed with their name.

Name and Address of                                   Number of                Percentage (1)
Beneficial Owner                                      Shares                   ---------------
----------------                                      ------
Richard Rosenblatt                                   1,750,000 (2)              22.29%
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604

Mark R. Comer                                        1,625,000                  21.03%
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604

Craig R. Pickering                                   1,637,500 (3)              21.16%
1185 South Mike Jense Circle
Provo, Utah 84601

Anthony P. Mazzarella                                  301,282 (4)               3.78%
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604

Phillip J. Windley                                     126,250 (5)               1.63%
5314 North 250 West
#110
Provo, Utah 84604

Steven Rossow                                           15,625 (6)                -- %
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604

Stephen Fulling                                         10,833 (7)                -- %
5314 North 250 West
#110
Provo, Utah 84604

Martin Rosenblatt                                      219,167 (8)               2.82%
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604


Marshall S. Geller                                     365,064 (9)               4.57%
1875 Century Park East, #2200
Los Angeles, CA 90067

Harold S. Blue                                          28,125 (10)               -- %
2501 Davie Road
Ft. Lauderdale, FL 33317

Leonard M. Schiller                                     35,969 (11)               -- %
33 N. Dearborn, #1030
Chicago, IL 60602

Howard A. Goldberg                                      15,494 (12)               -- %
1300 Atlantic Avenue, #800
Atlantic City, NJ 08401

Richard H. Rogel                                        90,625 (13)              1.16%
56 Rosecrown
Avon, CO 81620

Commonwealth Associates                              1,500,000 (14)             16.26%
830 Third Avenue
New York, New York 10022

Commonwealth Management Co., Inc.                    1,500,000 (15)             16.26%
830 Third Avenue
New York, New York 10022

Michael S. Falk                                      1,562,500 (16)             16.82%
830 Third Avenue
New York, New York 10022

Total of Directors                                   6,220,934                  72.07%
and Executive Officers
as a group (13 persons)


-------------------

(1) Based on 7,725,472 shares of common stock outstanding as of February 5, 1998.

(2) Includes 125,000 shares issuable upon options exercisable within the next sixty days. Does not include 1,500,000 shares issuable upon the exercise of options to Commonwealth Associates with respect to which Mr. Rosenblatt is the beneficiary of a proxy.

(3) Includes 12,500 shares issuable upon options exercisable within the next sixty days.

(4) Includes 125,000 shares issuable upon currently exercisable warrants and 125,000 shares issuable upon options exercisable within the next sixty days.

(5) Includes 12,500 shares issuable upon options exercisable within the next sixty days.

(6) Consists of shares issuable upon options exercisable within the next sixty days.

(7) Consists of shares issuable upon options exercisable within the next sixty days.

(8) Includes 50,000 shares issuable upon options exercisable within the next sixty days.

(9) Includes 250,000 shares issuable upon currently exercisable warrants and 12,500 shares issuable upon options exercisable within the next sixty days.

(10) Consists of 15,625 shares issuable upon conversion of Company's Series A Convertible Preferred Stock and 12,500 shares issuable upon options exercisable within the next sixty days.

(11) Consists of 23,469 shares issuable upon conversion of the Company's Series A Convertible Preferred Stock and 12,500 shares issuable upon the exercise of options exercisable within the next sixty days.

(12) Includes 12,500 shares issuable upon the exercise of options exercisable within the next sixty days.

(13) Consists of 78,125 shares issuable upon conversion of the Company's Series A Convertible Preferred Stock and 12,500 shares issuable upon the exercise of options exercisable within the next sixty days.

(14) Consists of shares issuable upon the exercise of currently exercisable warrants.

(15) Consists of shares issuable upon the exercise of currently exercisable options issued to Commonwealth Associates. Commonwealth Management Co., Inc. is the corporate general partner of Commonwealth Associates.

(16) Includes 1,500,000 shares issuable upon the exercise of currently exercisable warrants owned by Commonwealth Associates. Mr. Falk is the Chairman and controlling equity owner of Commonwealth Management Co., Inc., the corporate general partner of Commonwealth Associates. Also includes 62,500 shares issuable upon the conversion of 50,000 shares of the Company's Series A Preferred Stock of which Mr. Falk directly owns 37,500 shares and The Falk Family Foundation, a charitable trust for which Mr. Falk serves as trustee, owns 12,500 shares.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

         The following table sets forth the names, ages and positions with the Company as of the date of this Registration Statement of all of the executive officers and directors of the Company. Also set forth below is information as to the principal occupation and background for each named person in the table.

       Name                     Age                Position
       ----                     ---                --------
Richard M. Rosenblatt           28       Chairman and Chief Executive Officer

Mark R. Comer                   31       President and Director

Anthony P. Mazzarella           40       Executive Vice President,
                                         Secretary/Treasurer, Chief Financial
                                         Officer and Director

Phillip J. Windley              39       Chief Technology Officer

Steven E. Rossow                41       Senior Vice President

Stephen W. Fulling              33       Vice President

Martin Rosenblatt               54       Vice President

Craig R. Pickering              39       Consultant and Director

Marshall S. Geller              58       Director

Harold S. Blue                  35       Director

Leonard M. Schiller             56       Director

Howard A. Goldberg              52       Director

Richard H. Rogel                48       Director


Richard M. Rosenblatt. Mr. Rosenblatt is Chairman of the Board of Directors and Chief Executive Officer the Company. In 1991, Mr. Rosenblatt formed R&R Advertising, Inc. which specialized in advertising and marketing for small to mid size businesses, and co-founded Madison in 1994. Mr. Rosenblatt is the son of Martin Rosenblatt. Mr. Rosenblatt has been an officer of the Company since January 1996, became Chief Executive Officer in July 1997 and was elected Chairman in January 1998. Mr. Rosenblatt received his Bachelor of Arts degree in political science from the University of California at Los Angeles, where he graduated Magna Cum Laude and Phi Beta Kappa in 1991. He received his Juris Doctorate from the University of Southern California, where he graduated with honors in 1994.

Mark R. Comer. Mr. Comer is the President and a director of the Company. Mr. Comer has over seven years experience in marketing and in the business seminar industry. In 1992, he formed Cabot and in 1994 he co-founded Madison. He has been an officer of the Company since January 1996, and has held his present position with the Company since July 1997. Mr. Comer attended Brigham Young University in 1984 and 1985 as a business major.

Anthony P. Mazzarella. Mr. Mazzarella is the Chief Financial Officer and a director of the Company. Mr. Mazzarella was formerly Managing Director of Geller & Friend Capital Partners, Inc., a merchant banking firm. From 1991 to 1995, he was Executive Vice President of Drake Capital Securities, Inc., a California-based investment banking firm. From 1987 to 1991, he served as Vice President of The Davis Companies, a private holding company owned by Marvin Davis, where he was responsible for corporate finance and acquisition activities. Mr. Mazzarella also held management positions with Twentieth Century Fox Film Corporation and United Airlines, and was a management consultant with Deloitte & Touche. Mr. Mazzarella has been a director of the Company and has held his current position since January 1998. Mr. Mazzarella holds a BA in Physics from Pomona College and an MBA from the Harvard Business School.

Phillip J. Windley, PhD. Dr. Windley is Chief Technology Officer of the Company. He has been a consultant to the Company and its predecessor since 1994. Mr. Windley received his PhD in computer science from the University of California (Davis) in 1990 and is presently a professor of computer science at Brigham Young University. Prior to earning his PhD, Mr. Windley was a member of the technical staff at the Department of Energy's Division of Naval Reactors. Mr. Windley has held his present position with the Company since January 1998.

Steven E. Rossow. Mr. Rossow is Senior Vice President of Marketing and Sales of the Company. Mr. Rossow was formerly director of business alliances with AT&T WorldNet Service, developing programs for customer acquisitions, promotion marketing and production of online content development for shopping and gaming. Mr. Rossow also worked with CMP MEDIA's Channel Consulting Services, where he developed marketing, merchandising and branding programs for Motorola, Intel, Apple Computer, Word Perfect, Mattel and Epson as well as a number of entertainment software companies. Mr. Rossow has held his present position with the Company since January 1998.

Stephen W. Fulling. Mr. Fulling is Vice President of Information--Technology Services of the Company. Mr. Fulling served as Senior Network Research Assistant for the College of Engineering at Oregon State University and Network Operations Manager for the NERO project for Oregon Joint Graduate Schools of Engineering, where he designed, built, and deployed state-of-the-art wide area networking systems. Mr. Fulling has a broad background in Internet technologies and more than 15 years experience in the telecommunications industry. He received his Bachelor of Science in Computer Science from the University of California (Davis).

Martin Rosenblatt. Mr. Rosenblatt is a Vice President of the Company. Mr. Rosenblatt has successfully managed a group of 20 scientists in developing and applying sophisticated physics based computer programs. He has been using the Internet regularly since its infancy, as a communications tool to reach and remotely operate advanced government computers. Mr. Rosenblatt worked for Titan Corporation as Vice President of the Titan Research and Technology Division from 1985 to 1994. In 1994, Mr. Rosenblatt founded e.m.a.N.a.t.e. Mr. Rosenblatt is the father of Richard Rosenblatt. He has held his present position with the Company since April 1996. Mr. Rosenblatt received a Bachelor of Arts degree and a Masters of Science degree from the University of California at Los Angeles in 1964 and 1966, respectively.

Craig R. Pickering. Mr. Pickering is a director of the Company. Mr. Pickering was a co-founder of the Company. Mr. Pickering has over 16 years of business experience including work in venture capital, sales, mergers and acquisitions and as a seminar speaker for American Business Seminars. In 1992, he formed Cabot, and in 1994 he co-founded Madison. He has been a director of the Company since January 1996, was Chairman of the Board of Directors from January 1996 to January 1998, was President of the Company from January 1996 to July 1997, and was Chief Executive Officer of the Company from January 1996 to October 1996, and from June 1997 to July 1997. He became a consultant to the Company in January 1998.

Marshall S. Geller. Mr. Geller is a director of the Company. Mr. Geller is currently the Chairman, Chief Executive Officer and Founding Partner of Geller & Friend Capital Partners, Inc., a merchant banking firm. From 1991 to 1995, Mr. Geller was the Senior Managing Partner and founder of Golenberg & Geller, Inc., a merchant banking and investment company. From 1988 to 1990, he was the Vice Chairman of Gruntal & Company, a New York Stock Exchange investment banking firm. From 1967 to 1988, Mr. Geller was a Senior Managing Director for Bear Stearns & Company. While at Bear Stearns, Mr. Geller was the Managing Partner in charge of all areas of Corporate Finance, Public Finance, Institutional Equities & Debt for Bear Stearns' offices in Los Angeles, San Francisco, Chicago and Hong Kong. He was also a director of Shun Loong-Bear Stearns Far East and Sun Hung Kai-Bear Stearns, both leading Chinese investment banking firms. Mr. Geller formerly served as Interim Co-Chairman of Hexcel Corporation and is currently on its board of directors. Mr. Geller was formerly Interim President and Chief Operating Officer of Players International, Inc., and now serves on its board and is Chairman of its Investment Committee. Mr. Geller also serves as Vice Chairman of the board of Value Vision International, Inc., and serves as Chairman of their Investment Committee. He also serves on the boards of Ballantyne of Omaha, Inc. and Cabletel Communications Corporation. Mr. Geller has been a director of the Company since January 1998.

Harold S. Blue. Mr. Blue is a director of the Company. Mr. Blue is currently Chairman and Chief Executive Officer of ProxyMed, Inc., a publicly traded medical information technology company engaged in providing online services to physicians and other healthcare providers, since February 1993, and has been a director of such company since August 1991. He served as interim President and Chief Operating Officer of ProxyMed from March 1994 to June 1995. From August 1991 until February 1993, Mr. Blue served as Vice President of ProxyMed. From July 1992 until February 1995, Mr. Blue served as Chairman of the Board and Chief Executive Officer of Health Services, Inc., a physician practice management company, which was sold to Inphynet in 1995. From June 1979 to February 1992, Mr. Blue was the President and Chief Executive Officer of Budget Drugs, Inc., a retail discount pharmacy chain comprised of six stores located in South Florida. From September 1984 to August 1988, Mr. Blue founded and was the Executive Vice President of Best Generics Incorporated, a generic pharmaceutical distribution company. In August 1988, Best Generics was sold to Ivax Corporation, a publicly traded pharmaceutical manufacturer. Mr. Blue served as a member of the Board of Directors of Ivax for approximately two years before resigning, and continued to serve as a consultant to Ivax pursuant to a consulting agreement that expired in August 1993. Mr. Blue has been a director of the Company since January 1998.

Leonard M. Schiller. Mr. Schiller is a director of the Company. Mr. Schiller has been a practicing attorney for over 25 years and is a partner in the law firm of Schiller, Klein & McElroy, P.C. in Illinois. Mr. Schiller is the President of The Dearborn Group, a residential property management and real estate company and is involved in the ownership of residential properties throughout the Midwest. He is currently a director of AccuMed International, Inc., a publicly traded company which manufactures and markets diagnostic screening products for clinical laboratories, and Milestone Scientific, Inc., a dentistry products company. Mr. Schiller has been a director of the Company since January 1998.

Howard A. Goldberg. Mr. Goldberg is a director of the Company. Mr. Goldberg currently serves as Chief Executive Officer of Players International, Inc. Prior to 1993, he was the managing shareholder practicing law in the firm of Horn, Goldberg, Gorny, Plackter & Weiss, a professional corporation, which is general counsel to Players. Mr. Goldberg is a graduate of Franklin & Marshall College and received his law degree from New York University. He is a member of the New Jersey State and American Bar Associations. Mr. Goldberg has been a director of the Company since January 1998.

Richard H. Rogel. Mr. Rogel is a director of the Company. Mr. Rogel is an independent investor and a director of CoolSavings.com, an online commerce company providing specialized Internet merchandising. Mr. Rogel was Chief Executive Officer of the Preferred Provider Organization of Michigan, a firm that he founded in 1982 and sold in 1997. Previously, Mr. Rogel was President and Chief Executive Officer of Suburban Medical Center, President of Strick-Stylehomes, and Treasurer of Seligman and Associates. He has also worked with Burnham and Company, investment bankers, and Arthur Young and Company. Mr. Rogel has been a director of the Company since January 1998.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth certain information as to the Company's Chief Executive Officer and each of the Company's officers who received compensation in amounts equal to or exceeding $100,000 for any of the years ended December 31, 1995, 1996 and 1997. No person received any compensation from the Company or its predecessor in any fiscal year prior to 1996. Figures listed below do not include automobile and entertainment allowances for certain executive officers of the Company which total, in the aggregate, $100,746 for the year ended December 31, 1996, and $58,462 for the year ended December 31, 1997.


                                            SUMMARY COMPENSATION TABLE
                                                Annual Compensation                              Long Term Compensation
                                                -------------------                              ----------------------
                                                                                               Awards           Payouts
                                                                                               ------           -------
     Name of                   Year          Salary      Bonus  Other Annual Restricted   Securities  LTIP     All Other
   Individual                                   $          $    Compensation Stock Awards Underlying  Payouts  Compensation
                                                                       $          $       Options/SARs  $          $
                                                                                              $
                               -----         -------      -----      -----      -----      -----      -----      -----
Tracy W. Scott(1)              1995                -          -          -          -          -          -          -
                               1996           36,919          -          -          -          -          -          -
                               1997           62,250          -          -          -          -          -          -
                               -----         -------      -----      -----      -----      -----      -----      -----
Craig R. Pickering (2)         1995                -          -          -          -          -          -          -
                               1996          117,250          -          -          -          -          -          -
                               1997          119,217          -          -          -          -          -          -
                               -----         -------      -----      -----      -----      -----      -----      -----
Richard R. Rosenblatt(3)       1995                -          -          -          -          -          -          -
                               1996          118,712          -          -          -          -          -          -
                               1997          119,792          -          -          -          -          -          -
                               -----         -------      -----      -----      -----      -----      -----      -----
Mark R. Comer(4)               1995                -          -          -          -          -          -          -
                               1996          117,975          -          -          -          -          -          -
                               1997          119,217          -          -          -          -          -          -
                               =====         =======      =====      =====      =====      =====      =====      =====

----------------------

(1) Tracy W. Scott was the Chief Executive Officer of the Company from October 1996 to June 1997. Mr. Scott has not been an officer or director of the Company since June 1997.

(2) Craig R. Pickering was President of the Company from January 1996 to July 1997. Mr. Pickering was compensated in 1995 by Cabot, Richards & Reed, Inc. which was unrelated to iMALL, Inc. at the time.

(3) Richard R. Rosenblatt was Executive Vice President of the company until July 1997, at which time he became Chief Executive Officer. Mr. Rosenblatt was compensated in 1995 by R&R Advertising, Inc. which was unrelated to iMALL, Inc. at the time.

(4) Mark R. Comer was Executive Vice President of the Company until July 1997, at which time he became President. Mr. Comer was compensated in 1995 by Cabot, Richards & Reed, Inc. which was unrelated to iMALL, Inc. at the time.

         None of the named individuals were granted options in 1996 or 1997 nor did any such individual exercise or own options at any time during 1996 or 1997.

EMPLOYMENT AGREEMENTS

         Richard Rosenblatt

         Pursuant to an Employment Agreement entered into as of January 5, 1998, the Company employed Richard Rosenblatt as its Chief Executive Officer. The term of such employment commenced on February 2, 1998 and terminates five years thereafter. Mr. Rosenblatt is paid a salary of $195,000 per annum, which may be increased in such amounts as the Compensation Committee of the Company determines in good faith. In addition, Mr. Rosenblatt is entitled to an annual bonus in an amount at least equal to 20% of the salary paid to Rosenblatt during the immediately preceding year. Pursuant to the Employment Agreement, the Company granted Mr. Rosenblatt options to purchase 375,000 shares of the common stock of the Company at the exercise price of $5.20 per share. Such options will vest in Mr. Rosenblatt as follows: (i) 125,000 options vested immediately upon the date of the Employment Agreement and (ii) the remaining 250,000 options will vest at the rate of 125,000 options on each of the first and second anniversary dates of Mr. Rosenblatt's employment with the Company. All unexercised options expire five years after the date on which such options have vested.

         Mark Comer

         Pursuant to an Employment Agreement entered into as of January 5, 1998, the Company employed Mark Comer as its President. The term of such employment commenced on February 2, 1998 and terminates two years thereafter. Mr. Comer is paid a salary of $125,000 per annum. The Company will pay Mr. Comer an annual bonus in an amount equal to (i) five percent (5%) of the relevant year's net operating profits of the Internet Training Division, on any net operating profits up to the amount of $1,000,000, plus (ii) ten percent (10%) of the relevant year's net operating profits of the Internet Training Division, on any net operating profits in excess of $1,000,000.

         Anthony Mazzarella

         Pursuant to an Employment Agreement entered into as of December 30, 1997, the Company employed Mr. Mazzarella as its Executive Vice President and Chief Financial Officer. The term of such employment commenced on January 15, 1998 and terminates five years thereafter. Mr. Mazzarella is paid a salary of $180,000 per annum through the calendar year ending December 31, 1998. Thereafter, Mr. Mazzarella is entitled to annual salary increases as determined by the Board of Directors but in no event less than 16%. Prior to the end of each year, the Board of Directors is to review the compensation of Mr. Mazzarella and pay to him a cash bonus not less than 20% of his salary for that year. Pursuant to the Employment Agreement, Company granted Mr. Mazzarella options to purchase an aggregate of 375,000 shares of the Common Stock of the Company at an exercise price of $4.00 per share. Such options will vest as follows: (i) 125,000 options vested immediately and (ii) 125,000 options will vest on January 15, 1999, and 125,000 options will vest on January 15, 2000. All options have a term of 10 years. The options expire 10 years after the date of grant.

         Phillip J. Windley

         Pursuant to an Employment Agreement entered into as of December 9, 1997, the Company employed Phillip J. Windley as its Chief Technology Officer. The term of such employment commenced on January 1, 1998 and terminates two years thereafter. Mr. Windley is paid a salary of $145,000 per annum. The Company may grant to Mr. Windley an annual bonus or bonuses up to a maximum aggregate annual amount of $35,000, at the sole and exclusive discretion of the Chief Executive Officer and the Compensation Committee of the Company and at such times and in such manner as the Chief Executive Officer and the Compensation Committee may determine. Pursuant to the Employment Agreement, the Company granted Mr. Windley options to purchase 93,750 shares of the common stock of the Company at the exercise price of $5.20 per share. Such options will vest in Mr. Windley as follows: (i) at the rate of 12,500 options per full quarter for the first year during which Mr. Windley remains employed by the Company, commencing as of January 1, 1998, and (ii) at the rate of 9,375 options per full quarter for the second year during which Mr. Windley remains employed by the Company, commencing one year after January 1, 1998. All unexercised options expire five years after the date on which such options have vested.

         Steve Rossow

         Pursuant to an Employment Agreement entered into as of December 9, 1997, the Company employed Steve Rossow as its Vice President Marketing & Sales. The term of such employment commenced on January 12, 1998 and terminates four years thereafter. Mr. Rossow is paid a salary of $120,000 per annum and received a one-time signing bonus in the amount of $20,000. The Company may grant to Mr. Rossow an annual bonus or bonuses up to a maximum aggregate annual amount of $30,000, at the sole and exclusive discretion of the Chief Executive Officer and the Compensation Committee of the Company and at such times and in such manner as the Chief Executive Officer and the Compensation Committee may determine. Pursuant to the Employment Agreement, the Company granted Mr. Rossow options to purchase 125,000 shares of the common stock of the Company at the exercise price of $5.20 per share. Such options will vest in Mr. Rossow as follows: (i) at the rate of 15,625 options per full quarter for the first year during which Mr. Rossow remains employed by the Company, commencing as of January 12, 1998, and (ii) at the rate of 7,813 options per full quarter for the second and third years during which Mr. Rossow remains employed by the Company, commencing one year after January 12, 1998. All unexercised options expire five years after the date on which such options have vested.

         Stephen W. Fulling

         Pursuant to an Employment Agreement entered into as of December 9, 1997, the Company employed Stephen W. Fulling as its Vice President of Technology. The term of such employment commenced on January 1, 1998 and terminates three years thereafter. Mr. Fulling is paid a salary of $85,000 per annum, which may be increased in such amounts as the Chief Executive Officer and the Compensation Committee of the Company determine at their sole discretion, except that at a minimum the Company shall increase the salary for the second and third years of Mr. Fulling's employment by an amount equal to 7% of the total amount of salary due to Mr. Fulling during the immediately-preceding year. The Company may grant to Mr. Fulling an annual bonus or bonuses up to a maximum aggregate annual amount of $25,000, at the sole and exclusive discretion of the Chief Executive Officer and the Compensation Committee of the Company and at such times and in such manner as the Chief Executive Officer and the Compensation Committee may determine. Pursuant to the Employment Agreement, the Company granted Mr. Fulling options to purchase 85,000 shares of the common stock of the Company at the exercise price of $5.20 per share. Such options vest as follows: (i) at the rate of 10,833 options per full quarter for the first year during which Mr. Fulling remains employed by the Company, commencing as of January 1, 1998, (ii) at the rate of 5,208 options per full quarter for the second year and per the first three full quarters of the third year during which Mr. Fulling remains employed by the Company, commencing one year after January 1, 1998, and (iii) at the rate of 5,208 options per the fourth full quarter of the third year during which Mr. Fulling remains employed by the Company. All unexercised options expire five years after the date on which such options have vested.

         Martin Rosenblatt

         The Company entered into an employment agreement with Martin Rosenblatt in the second quarter of 1996, providing for a salary of $85,000 per year and the grant of 50,000 options on February 1, 1998, and annual grants of no less than 25,000 options in January of each year thereafter at the fair market value on the last trading day of each year. This agreement expires in 2003.

         Craig Pickering

         Pursuant to a Consulting Agreement entered into as of January 26, 1998, the Company engaged the services of Craig Pickering as an independent contractor. The term of such engagement commenced on January 26, 1998 and terminates two years thereafter. Mr. Pickering is paid a consulting fee of $65,000 during the first year of the Agreement and $50,000 during the second year of the Agreement.

         Director Compensation

         The non-employee directors of the Company are paid cash compensation of $2,000 per quarter plus $500 per meeting attended(either in person or telephonically). In addition each non-employee director receives options to purchase 12,500 shares of the Company's common stock per year for each of 1998 and 1999 at the market price as of January 26, 1998.

         Each of the three members of the Audit Committee of the Board of Directors receive $250 per meeting attended (either in person or telephonically). In addition, the Chairman of the Audit Committee receives cash compensation of $2,500 annually.

         Each of the three members of the Compensation Committee of the Board of Directors receive $250 per meeting attended (either in person or telephonically). In addition, the Chairman of the Compensation Committee receives cash compensation of $2,500 annually.

         Employee directors do not receive any additional compensation for serving as a director.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company pays certain related parties for advertising, rent and computer graphic design. Sierra Advertising received $1,792,122 in 1997 and $2,116,607 in 1996 for advertising expenses, all of which is distributed directly for advertising costs, and is owned by officers of the Company. The sole purpose for the existence of Sierra Advertising is to pass through certain costs of advertising at reduced rates. No officers of the Company receive any monetary compensation from the Company through Sierra Advertising. Sierra Advertising makes no profit on funds received from the Company. All funds paid to Sierra Advertising are used by Sierra Advertising for the purchase of air time for advertising.

         The share exchanges described in Part I, Item 1 "Description of Business--History of the Company" involved certain executive officers of the Company. At the time of the share exchanges described therein, the shareholders of Madison were Craig Pickering, Richard Rosenblatt, Mark Comer, JCH Trust, MJB Trust, CSW Trust, Ross Jardine, Phil Windley and Michael Beck; the shareholders of Cabot were Craig Pickering, Mark Comer and JCH Trust; and the sole shareholder of R&R was Richard Rosenblatt.

         The Company's offices located at 1185 South Mike Jense Circle, Provo, Utah are leased from RDR Properties for $10,639 per month, which lease expires in March 1999. Craig Pickering and Mark Comer each own 33.33% of RDR Properties.

         The Company retained Geller & Friend Capital Partners, Inc. ("Geller & Friend"), a merchant banking firm, in August 1997 to assist in arranging equity financing. Geller & Friend was paid $50,000 and granted 375,000 warrants in connection with its role in the private placement completed in December 1997. Additionally, Geller & Friend will act as financial consultant to the Company for the calendar year 1998 for a cash fee of $25,000 per quarter. Marshall Geller, chairman and chief executive officer of Geller & Friend, became a director of the Company in January 1998. Also in January 1998, the Company employed Anthony Mazzarella, formerly managing director of Geller & Friend, as its Executive Vice President and Chief Financial Officer. Mr. Mazzarella is also a director of the Company.


ITEM 8.  DESCRIPTION OF SECURITIES

Series A Convertible Preferred Stock

         The authorized capital stock of the Company includes 10,000,000 shares of preferred stock of which 5,250,000 shares are designated as Series A Convertible Preferred Stock. Holders of the Preferred Shares are entitled to receive, when as and if declared by the Board of Directors, a cumulative dividend of $.36 per share (9% per annum) payable semi-annually in cash or Preferred Shares valued at $4.00 per share at the discretion of the Board. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive out of the assets of the Company available for distribution to its stockholders, before any payment or distribution shall be made on the Common Stock, an amount per share equal to $4.00. The Series A Convertible Preferred Stock and the Common Stock vote together as a single class, with each share of Preferred Stock being entitled to cast a number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could then be converted.

         Each share of the Series A Convertible Preferred Stock may at any time be converted into 1.25 shares of the Company's Common Stock reflecting an initial Conversion Price of $3.20 per share. In the event that at any time prior to June 19, 1999 the market price of the Company's Common Stock is less than $3.20 the Conversion Price will be automatically adjusted to equal such lower market price. The Conversion Price will also be subject to adjustment in the event of a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the Common Stock. In addition, in the event that the Company fails to (i) make any semi-annual dividend payment when due or (ii) effect the registration of the Series A Convertible Preferred Stock on or before July 3, 1998, the Conversion Price then in effect will be adjusted downward by 10%.

         Commencing on December 19, 1998 and terminating on December 19, 2003, the shares of Series A Convertible Preferred Stock will be automatically converted into shares of Common Stock at the Company's option upon 30 days' prior written notice provided (i) the Common Stock to be issued upon such conversion has been registered under the Securities Act and (ii) the Common Stock has traded at or above $8.00 per share for 30 consecutive trading days.

WARRANTS

         The following discussion is a summary of certain terms and provisions of the warrants (the "Warrants") contained in the Warrant Agreement between the Company and Signature Stock Transfer, Inc. (the "Warrant Agent"). The Warrants were issued to investors as part of a private placement of Units in December 1997. (See Item 4, "Recent Sales of Unregistered Securities".)

         Each Warrant entitles the holder to purchase, at a price of $3.20 per share, subject to adjustment, one share of Common Stock during the period commencing on December 4, 1998 and ending on December 4, 2002. Commencing on December 4, 1998, the Company may redeem the Warrants at $3.20 per Warrant upon 30 days' prior written notice in the event that (1) there is a current registration statement in effect covering the shares of Common Stock underlying the Warrants and the Warrants separately and (2) the Common Stock has traded at or above $8.00 per share for at least 30 consecutive trading days.

         Any Warrantholders who do not exercise their Warrants prior to the redemption date, as set forth in the Company's notice of redemption, will forfeit the right to purchase the shares of Common Stock underlying the Warrants and, after the redemption date, any outstanding Warrants will become void and be of no further force or effect. If the Company does not redeem the Warrants, the Warrants will expire, become void and be of no further force or effect on conclusion of the exercise period.

         The exercise price of the Warrants and the number of shares to be obtained upon the exercise of the Warrants are subject to adjustment in certain circumstances including a stock split of, or stock dividend on, or a subdivision, combination, or recapitalization of the Common Stock. In the event of liquidation, dissolution or winding up of the Company, holders of the Warrants, unless exercised, will not be entitled to participate in the assets of the Company. Holders of the Warrants will have no voting, preemptive, liquidation or other rights of a shareholder, and no dividends will be declared on the Warrants.

REGISTRATION RIGHTS

         The Company has agreed to file a registration statement under the Securities Act covering all of the shares of Common Stock issuable upon the conversion of the Preferred Stock and upon the exercise of the Warrants. The Company has also agreed to file a registration statement covering the resale of the Warrants as a separate security. The Company will use its best efforts to cause the registration statement to become effective as soon as practicable and in any event on or before July 3, 1998. In the event the Registration Statement is not declared effective on or before July 3, 1998, the Conversion Price will be adjusted downward by 10%. The holders of the Placement Agent's Warrants will have certain demand and piggy-back registration rights with respect to such Warrants and the underlying Common Shares exercisable commencing six months after the Initial Closing.

         The registration statements will be maintained effective until all of the securities covered thereby have been sold, or all of the securities covered thereby may be sold under Rule 144 without regard to volume limitations. The Company will pay all registration expenses incurred in connection with the registration of the securities. In addition, the Company will comply with all necessary state securities laws so as to permit the sale by the investors of the securities.

COMMON STOCK

         The authorized capital stock of the Company includes 300,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights. Voting rights are not cumulative, and, therefore, the holders of more than 50% of the Common Stock of the Company could, if they chose to do so, elect all of the Directors.

         Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities and any distributions to the holders of outstanding shares of Series A Convertible Preferred Stock, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares.

         Holders of Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor.

The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

PREFERRED STOCK

         The Company's Articles of Incorporation authorize the Board of Directors to issue 10,000,000 shares of preferred stock, $.001 par value. The preferred stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists, therefore, that preferred stock might be issued which would grant dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, and subject to the required approval of the Series A Preferred Stockholders for issuances of preferred stock which have liquidation or dividend rights senior to theirs, the Board of Directors has the authority to issue these shares without shareholder approval. The issuance of preferred stock may have the affect of delaying or preventing a change in control of the Company without any further action by shareholders. As of February 3, 1998, there were 5,000,000 shares of Series A Preferred Stock outstanding.

TRANSFER AND WARRANT AGENT

         Signature Stock Transfer, Inc., 14675 Midway Road, Dallas, Texas 75244, serves as Transfer Agent for the Company's Common Stock, and serves as Transfer and Warrant Agent for the Series A Convertible Preferred Stock and Warrants.

SHARES ELIGIBLE FOR FUTURE SALE

         Of the shares of the Company's Common Stock outstanding, as of February 5, 1998, approximately 5,627,474 (inclusive of an aggregate of 5,314,757 shares beneficially owned by the Company's directors and executive officers) are "restricted securities," as that term is defined in the Securities Act, and may be sold in compliance with the provisions of Rule 144 of the Securities Act. The officers and directors of the Company hold an aggregate of approximately 5,314,757 shares of Common Stock (exclusive of shares issuable upon the exercise of warrants and options and conversion of the Series A Convertible Preferred Stock). Messrs. Pickering, Comer, Richard Rosenblatt and Martin Rosenblatt have entered into lockup agreements with Commonwealth Associates which provide that, absent the consent of Commonwealth Associates, they will be prohibited from selling their Common Stock (5,044,167 shares) for 12 months from December 4, 1997. Any future sale of such shares, including sale upon the expiration of such lock-up agreements, could have an adverse effect on the market, if any, for the Company's Common Stock.


                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         The Company's common stock is traded on the OTC Bulletin Board under the symbol "IIML." The following table sets forth, on a per share basis, and for the periods indicated, the high and low sales prices of the Company's common stock as reported on the OTC Bulletin Board. No dividends have been declared or paid on the Company's common stock, nor does the Company intend to declare or pay any dividends on the Company's common stock in the near future. All sales prices are set forth taking into effect all stock splits, exclusive of commissions or discounts of any nature. As of February 3, 1998, there were approximately 590 shareholders of record of the Company's common stock. The Company did not exist in its present form prior to January 1996; therefore stock prices prior to that date are not applicable.

                                                                          Price Range
                                                                   -----------------------
                                                                     High             Low
                                                                   --------         ------
1996:
         First Quarter                                             $ 26.00          $18.00
         Second Quarter                                             112.00           17.52
         Third Quarter                                               97.04           34.24
         Fourth Quarter                                              47.04           16.00

1997:
         First Quarter                                               36.00           13.04
         Second Quarter                                              24.00            8.48
         Third Quarter                                               13.04            6.48
         Fourth Quarter                                               8.48            3.44
1998:
         First Quarter (through February 9, 1998)                    12.25            4.00


ITEM 2.  LEGAL PROCEEDINGS

         The Company is a defendant in various legal proceedings in the ordinary course of business, but is aware of no legal proceedings which appear at this time as if they might have a material impact on its financial position, results of operations or business.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

         On December 10, 1996, the Company engaged Arthur Andersen LLP as its independent public accountants. The Company had no disagreements with its prior independent auditor, Crouch, Bierwolf & Chisholm. See the Company's Report on Form 8-K filed with the SEC on June 20, 1997.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following list shows all sales of unregistered securities in the past three years. All such sales were of shares of the Company's common stock, and the information has been adjusted to take into account all stock splits, including a 1 for 19 reverse split in January 1996, the 4 for 1 forward split in May 1996 and a 1 to 8 reverse split on February 12, 1998. All shares of securities issued in these transactions bear restrictive legends. Unless otherwise noted, the consideration given in each of the share exchanges was all of the outstanding common stock of the other constituent company. No underwriters or agents were involved in any of the share exchanges. Each share exchange was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), as issuances not involving a public offering. The consideration in the International Marketing Associates private placement was services in the nature of promotional work at industry conventions, and was intended to approximate the value of the services they were to render for the Company at such conventions. This private placement was exempt from registration pursuant to Regulation D of the Securities Act as an issuance not involving a public offering. No underwriter or agent was involved in this private placement. All persons receiving shares in the transactions described below were allowed access to the Company's books and records and made representations to the Company that they were acquiring shares of the Company's common stock for their own account and for investment purposes only.

Share Exchange with Madison York & Associates, Inc. January 16, 1996
Number of shares issued:  2,103,112
The number of shares listed in the Company's Statement of Stockholders' Equity in connection with this transaction consists of the 2,103,112 shares issued to the shareholders of Madison, and 2,701,848 shares existing in connection with the reverse acquisition accounting.

Share Exchange with Cabot Richards & Reed, Inc. January 16, 1996
Number of shares issued:  1,400,000

Share Exchange with R & R Advertising, Inc.  January 16, 1996
Number of shares issued:  600,000

Share Exchange with Inter Active Marketing Group, Inc. March 5, 1996
Amount of shares issued:  52,563
In addition, 151,787 shares were placed in escrow in accordance with certain earn-out provisions in the Company's share exchange agreement with IMG. The Company has since retired such shares with the consent of IMG because it became clear that IMG would not obtain the targets for the earn-out provisions.

Share Exchange with e.m.a.N.a.t.e., Inc. April 26, 1996
Amount of shares issued:  200,000

In January 1996, the Company also issued 350,000 shares to an investment banking firm for services valued at $28,000 which were rendered in connection with the reverse acquisition. No relationship existed between the Company and the investment banking firm prior to the services performed.

         The Company issued 315,384 shares of common stock in August, September and October 1997 at a purchase price of $3.25 per share to private investors in a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D thereunder as an issuance not involving a public offering. Additionally, in January 1998, the Company issued to such investors warrants to purchase an aggregate of 25,749 of the Company's common stock at an exercise price of $3.20 per share, subject to adjustment. No agents or underwriters were involved in this transaction.

         The Company issued 200 "Units" at a price of $100,000 per Unit in December 1997. Each Unit consisted of (i) 25,000 shares of the Series A 9% Convertible Preferred Stock, par value $.001 per share, each convertible into
1.25 shares of the Company's common stock, and (ii) warrants to purchase 7,813 shares of the Company's common stock at an exercise price of $3.20 per share, subject to adjustment. This transaction was exempt from registration under
Section 4(2) of the Securities Act and Regulation D thereunder as an issuance not involving a public offering. Commonwealth Associates acted as placement agent in this transaction and received a fee of $2,000,000, plus expenses, and warrants to purchase 1,500,000 shares of the Company's common stock at an exercise price of $3.20 per share, subject to adjustment. Prior to the initial closing of the Units, the Company issued warrants to purchase an aggregate of 6,250 shares of the Company's Common Stock at an exercise price of $3.20 per share for making certain bridge loans to the Company. The issuance was in a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D thereunder.

         In August 1997, the Company issued 36,821 shares of Common Stock, and in December 1997, the Company issued 59,208 shares of Common Stock, to consultants for services rendered in connection with Internet training and consulting. The issuances were in transactions exempt from registration under
Section 4(2) of the Securities Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As authorized by Section 78.751 of the Nevada General Corporation Law, the Company may indemnify its officers and directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company. If the legal proceeding, however, is by or in the right of the Company, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines otherwise.

         Under Nevada law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at the request of the corporation as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer. These financial arrangements may include trust funds, self insurance programs, guarantees and insurance policies.

         Article 6.E of the Articles of Incorporation of the Company and Article 5 of the Bylaws of the Company provide that, to the fullest extent permitted by law, directors of the Company will not be liable for monetary damages to the Company or its shareholders for breaches of their fiduciary duties.

         The Company maintains Director and Officer liability insurance with an aggregate coverage amount of $10,000,000.


PART F/S          FINANCIAL STATEMENTS

         The following is a list of the financial statements filed herewith:

         Unaudited condensed consolidated financial statements of iMall, Inc. and subsidiaries as of September 30, 1997, and for the three and nine months ended September 30, 1997 and 1996.

         Audited consolidated financial statements as of December 31, 1996 and for the year and period ended December 31, 1996 and 1995, respectively, as follows:

         Report of Independent Public Accountants--Arthur Andersen LLP
         Report of Independent Auditors--Crouch, Bierwolf & Chisholm Consolidated Balance Sheet as of December 31, 1996
         Consolidated Statements of Operations for the year and period ended December 31, 1996 and 1995, respectively
         Consolidated Statements of Stockholders' Equity for the year and period ended December 31, 1996 and 1995, respectively
         Consolidated Statements of Cash Flows for the year and period ended December 31, 1996 and 1995, respectively


                                    PART III

ITEM 1:           INDEX TO EXHIBITS

         2.1 Share Exchange Agreement between the Company and Madison, York & Associates, Inc.*

         2.2 Share Exchange Agreement between the Company and Cabot, Richards & Reed, Inc.*

         2.3 Share Exchange Agreement between the Company and R&R Advertising, Inc.*

         2.4 Share Exchange Agreement between the Company and Physicomp Corporation (d.b.a. e.m.a.N.a.t.e.)*

         2.5 Share Exchange Agreement between the Company and Interactive Marketing Group, Inc.*

         3.1      Articles of Incorporation, as amended*

         3.2      By-Laws, as amended*

         4.1      Certificates of Amendment (re Preferred Stock)

         4.2      Agency Agreement between the Company and Commonwealth
                  Associates

         4.3 Warrant Agreement among the Company, Signature Stock Transfer, Inc. and Commonwealth Associates

         10.1 Software License and Distribution Agreement between the Company and AT&T*

         10.2     Agreement with Positive Response T.V.*

         10.3     Memorandum of Understanding between the Company and Softbank*

         10.4     Consulting Agreement with Craig Pickering

         10.5     Employment Agreement with Richard Rosenblatt

         10.6     Employment Agreement with Mark Comer

         10.7     Employment Agreement with Martin Rosenblatt*

         10.8     Employment Agreement with Anthony Mazzarella

         10.9     Employment Agreement with Phillip Windley

         10.10    Employment Agreement with Steve Rossow

         10.11    Employment Agreement with Stephen Fulling

         10.12 Services and License Agreement between the Company and Koinonia System Co. Ltd.

         21       Subsidiaries*

         27       Financial Data Schedule

--------------------------
* Previously filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      iMALL, INC.

                                      February 12, 1998

                                      By:/s/  RICHARD M.ROSENBLATT
                                         ------------------------------------
                                              Richard Rosenblatt
                                              Chairman of the Board and
                                              Chief Executive Officer


                                      By:/s/  MARK R. COMER
                                         ------------------------------------
                                              Mark R. Comer
                                              President and Director


                                      By:/s/  ANTHONY  P. MAZZARELLA
                                         ------------------------------------
                                              Anthony P. Mazzarella
                                              Executive Vice President,
                                              Chief Financial Officer,
                                              Secretary-Treasurer and Director

                             IMALL, INC. AND SUBSIDIARIES
                             (FORMERLY NATURES GIFT, INC.)

                             CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1996
                             AND FOR THE YEAR THEN ENDED
                             AND FOR THE PERIOD FROM INCEPTION
                             TO DECEMBER 31, 1995

                             TOGETHER WITH REPORTS OF
                             INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To iMALL, Inc.:

We have audited the accompanying consolidated balance sheet of iMALL, Inc., a Nevada corporation (formerly Natures Gift, Inc.), and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iMALL, Inc. and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company has generated minimal earnings to date and has a working capital deficiency of $590,400 as of December 31, 1996 that raise substantial doubt about its ability to continue as a going concern. Subsequent to year-end, the Company has incurred operating losses. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.



Salt Lake City, Utah
  June 13, 1997

    [CROUCH, BIERWOLF & CHISHOLM, CERTIFIED PUBLIC ACCOUNTANTS, LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of iMall, Inc.:


We have audited the accompanying consolidated balance sheet of iMall, Inc. (formerly Nature's Gift, Inc.) as of June 30, 1996 and December 31, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for six months ended June 30, 1996 and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements as of September 30, 1996 were not audited by us and, accordingly, we do not express an opinion on them.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iMall, Inc. as of June 30, 1996 and December 31, 1995 and the results of its operations and cash flows for the six months ended June 30, 1996 and the year ended
December 31, 1995 in conformity with generally accepted accounting principles.


/s/ Crouch, Bierwolf & Chisholm


Salt Lake City, Utah
October 1, 1996

                          IMALL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                             AS OF DECEMBER 31, 1996


                                     ASSETS
                                     ------

CURRENT ASSETS:
  Cash                                                                       $   40,264
  Accounts receivable, net of allowance for doubtful
    accounts of $26,400                                                         100,502
  Related-party receivable                                                       85,521
  Current portion of note receivable                                            100,524
  Income tax receivable                                                         276,940
  Employee receivables                                                           14,536
  Inventory                                                                      55,277
  Prepaid expenses                                                              129,960
  Deferred income tax asset                                                     163,715
                                                                             ----------

          Total current assets                                                  967,239
                                                                             ----------

EQUIPMENT, FURNITURE AND FIXTURES:

  Computer equipment                                                            793,852
  Office equipment                                                              365,221
  Leased office equipment                                                       121,760
  Furniture and fixtures                                                        109,353
  Leasehold improvements                                                         28,804
                                                                             ----------
                                                                              1,418,990
  Less accumulated depreciation and amortization                               (386,604)
                                                                             ----------

          Net equipment, furniture and fixtures                               1,032,386
                                                                             ----------

OTHER ASSETS:

  Goodwill, net of accumulated amortization of $27,214                          177,883
  Note receivable, net of current portion                                       141,476
  Deposits                                                                       22,826
  Organization costs, net of accumulated amortization of $891                     1,396
                                                                             ----------
                                                                                343,581
                                                                             ----------
                                                                             $2,343,206
                                                                             ==========

 The accompanying notes are an integral part of this consolidated balance sheet.

                          IMALL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                             AS OF DECEMBER 31, 1996


                          LIABILITIES AND STOCKHOLDERS' EQUITY
                          ------------------------------------
CURRENT LIABILITIES:
  Current portion of notes payable to related parties        $  105,082
  Current portion of capitalized lease obligations               39,956
  Note payable                                                   12,500
  Accounts payable                                              667,426
  Accrued payroll                                               126,357
  Accrued royalties                                              96,030
  Accrued interest payable to related party                      12,759
  Other accrued liabilities                                     120,286
  Income taxes payable                                           41,068
  Deferred revenues                                             336,175
                                                             ----------

          Total current liabilities                           1,557,639
                                                             ----------


NOTES PAYABLE TO RELATED PARTIES, net of current portion         40,000
                                                             ----------

CAPITALIZED LEASE OBLIGATIONS, net of current portion            31,621
                                                             ----------

COMMITMENTS AND CONTINGENCIES (Notes 3, 5 and 8):

STOCKHOLDERS' EQUITY:

  Common stock, par value $.001; 300,000,000 shares
    authorized, 7,410,566 shares outstanding                      7,411
  Additional paid-in capital                                    662,248
  Retained earnings                                              44,287
                                                             ----------

          Total stockholders' equity                            713,946
                                                             ----------

                                                             $2,343,206
                                                             ==========

The accompanying notes are an integral part of this consolidated balance sheet.

                          IMALL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

              AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)

                              TO DECEMBER 31, 1995

                                                   1996              1995
                                               ------------      ------------
REVENUES                                       $ 16,046,933      $  1,003,965

COST OF REVENUES (including $2,116,607 and
  $147,535 to a related party, respectively)      8,593,455           437,035
                                               ------------      ------------

  Gross Margin                                    7,453,478           566,930

GENERAL AND ADMINISTRATIVE EXPENSES               7,480,688           591,373
                                               ------------      ------------

OPERATING LOSS                                      (27,210)          (24,443)
                                               ------------      ------------

OTHER INCOME AND (EXPENSE):
  Other income, net                                 133,308             3,912
  Interest expense, net                              (3,352)               --
                                               ------------      ------------

          Net other income                          129,956             3,912
                                               ------------      ------------
INCOME BEFORE PROVISION FOR INCOME TAXES            102,746           (20,531)

PROVISION FOR INCOME TAXES                          (37,928)               --
                                               ------------      ------------
NET INCOME (LOSS)                              $     64,818      $    (20,531)
                                               ============      ============
NET INCOME (LOSS) PER COMMON SHARE             $        .01      $        .00
                                               ============      ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING        7,252,584         4,799,596
                                               ============      ============

The accompanying notes are an integral part of these consolidated statements.

                          IMALL, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1996

              AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)

                              TO DECEMBER 31, 1995


                                           Common Stock            Additional      Retained
                                     -------------------------      Paid-in        Earnings
                                       Shares          Amount       Capital        (Deficit)
                                     ----------     ----------     ----------      ----------
Balance at inception,
  September 1, 1995                          --     $       --     $       --      $       --

Shares issued at $25.32 per share            79             --          2,000              --
Shares issued in acquisition of
  EMS, Inc.                                  20             --         12,812              --
Shares issued in private
  placement at $151.98 per share          1,645              2        249,998              --
Net loss                                     --             --             --         (20,531)
                                     ----------     ----------     ----------      ----------

Balance at December 31, 1995              1,744              2        264,810         (20,531)

Adjustments due to fractional
  shares in stock split                     174             --             --              --
Reverse acquisition for
  accounting purposes of
  Madison, York & Associates, Inc.    4,804,960          4,805         (7,151)             --

Shares issued for acquisition of
  Cabot, Richards & Reed, Inc.        1,400,000          1,400       (121,416)             --
Shares issued for acquisition of
  R&R Advertising, Inc.                 600,000            600        287,200              --
Shares issued for services              350,000            350         27,650              --
Shares issued for acquisition of
  Physicomp, Inc. (EmaNate, Inc.)       200,000            200        159,800              --
Shares issued for acquisition of
  Interactive Marketing Group,
  Inc                                    52,563             53         41,997              --
Shares issued for services                1,125              1         34,358              --
Distribution of S-Corporation
  earnings to stockholders                   --             --        (25,000)             --
Net income                                   --             --             --          64,818
                                     ----------     ----------     ----------      ----------

Balance at December 31, 1996          7,410,566     $    7,411     $  662,248      $   44,287
                                     ==========     ==========     ==========      ==========

The accompanying notes are an integral part of these consolidated statements.

                          IMALL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

              AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)

                              TO DECEMBER 31, 1995

                           Increase (Decrease) in Cash

                                                                1996            1995
                                                            -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                         $    64,818      $   (20,531)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
      Depreciation and amortization                             306,480            2,919
      Noncash expense related to issuance of shares
        of common stock for services                             62,359               --
      Loss on sale of equipment, furniture and fixtures           8,662               --
      Loss on disposal of obsolete inventory                     11,573               --
      Provision for losses on accounts receivable                80,315               --
  Change in assets and liabilities, net of effects
    from purchase of subsidiaries-
    Decrease in accounts receivable                              19,828               --
    Increase in related-party receivable                        (85,521)         (22,375)
    Increase in income tax receivable                          (276,940)              --
    Increase in employee receivables                            (14,536)              --
    Decrease in inventory                                        24,013               --
    Decrease (increase) in prepaid expenses                      30,904          (81,952)
    Increase in deferred income tax asset                      (163,715)              --
    Increase in accounts payable                                371,799           65,290
    Increase in accrued expenses                                248,958               --
    Increase in accrued interest payable to
      related party                                              12,759            5,820
    Increase in income tax payable                               41,068               --
    Increase in deferred revenues                               311,003               --
    Decrease in deposits                                            500               --
                                                            -----------      -----------
          Net cash provided by (used in) operating
            activities                                        1,054,327          (50,829)
                                                            -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash received through acquisition of subsidiaries             110,350               --
  Purchase of equipment, furniture and fixtures                (860,639)         (49,275)
  Proceeds from sale of equipment                                 6,304               --
  Increase in other assets                                           --           (1,000)
  Increase in notes receivable                                 (250,000)        (250,000)
  Principal payments received on notes receivable                 8,000           88,380
                                                            -----------      -----------

          Net cash used in investing activities                (985,985)        (211,895)
                                                            -----------      -----------

The accompanying notes are an integral part of these consolidated statements.

                          IMALL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

              AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)

                              TO DECEMBER 31, 1995

                           Increase (Decrease) in Cash

                                                         1996           1995
                                                       ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Distribution of S Corporation retained earnings      $ (25,000)     $      --
  Proceeds from stock issuance                                --        252,000
  Proceeds from debt financing                                --        137,002
  Principal payments on notes payable                         --        (84,582)
  Principal payments on obligations under capital
    leases                                               (26,774)            --
  Principal payments on notes payable to related
    parties                                              (18,000)            --
                                                       ---------      ---------

          Net cash (used in) provided by financing
            activities                                   (69,774)       304,420
                                                       ---------      ---------

INCREASE (DECREASE) IN CASH                               (1,432)        41,696

CASH AT BEGINNING OF THE PERIOD                           41,696             --
                                                       ---------      ---------

CASH AT END OF THE PERIOD                              $  40,264      $  41,696
                                                       =========      =========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest                               $  11,467      $      --
  Cash paid for income taxes                           $ 437,516      $      --

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING TRANSACTIONS:
    Stock issued for equipment                         $      --      $  12,812
    Stock issued for services                          $  62,359      $      --

The accompanying notes are an integral part of these consolidated statements.

                          IMALL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

              AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)

                              TO DECEMBER 31, 1995


During 1996, the Company exchanged capital stock for all issued and outstanding capital stock of Cabot, Richards & Reed, Inc. ("Cabot), R&R Advertising, Inc. ("R&R"), Physicomp, Inc. ("Physicomp"), and Interactive Marketing Group, Inc. ("IMG") (see Note 7). In conjunction with these acquisitions, the assets and liabilities acquired and assumed were as follows:

                           Physicomp         R&R           Cabot           IMG
                           ---------      ---------      ---------      ---------
Fair value of non-cash
  assets acquired          $ 159,323      $ 304,198      $ 280,196      $  58,766
Cash acquired                 31,963        115,863        (40,170)         2,694
Liabilities assumed         (255,793)      (132,261)      (360,042)            --
Goodwill (negative
  goodwill)                  224,507             --             --        (19,410)
                           ---------      ---------      ---------      ---------
Equity recorded            $ 160,000      $ 287,800      $(120,016)     $  42,050
                           =========      =========      =========      =========



During 1996, the Company entered into capital lease obligations of $40,759 in connection with its acquisition of new office equipment.


The accompanying notes are an integral part of these consolidated statements.

                          IMALL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  ORGANIZATION AND NATURE OF OPERATIONS

The consolidated financial statements presented are those of iMALL, Inc. (a Nevada corporation) and its wholly owned subsidiaries (collectively, the "Company"). On January 16, 1996, iMALL, Inc., which had been the surviving company in a change of domicile merger with Natures Gift, Inc. on January 8, 1996, engaged in a share exchange with Madison, York & Associates, Inc. ("Madison"). Natures Gift, Inc. was incorporated under the laws of the State of Utah on February 9, 1984 as Brickland Corporation and changed its name to Natures Gift, Inc. on May 23, 1991 (but remained inactive). The share exchange with Madison, a Utah corporation, was accounted for as a reverse acquisition. Due to accounting for the acquisition of Madison as a reverse acquisition, the 1995 historical financial information presented herein is that of Madison (the acquirer for accounting purposes) and stockholders' equity was retroactively restated for the equivalent number of shares issued after giving effect to the difference in par value. The shares were also retroactively adjusted to reflect the reverse split of 1 for 19 shares and the stock split of 4 for 1 shares (see
Note 7). iMALL, Inc. then acquired Cabot, Richards & Reed, Inc. ("Cabot"), a Utah corporation, and R&R Advertising, Inc. ("R&R"), a California corporation. iMALL, Inc. issued 4,804,960 common shares for 100 percent of the outstanding stock of Madison, 600,000 common shares for 100 percent of the outstanding stock of R&R and 1,400,000 common shares for 100 percent of the outstanding stock of Cabot. The acquisitions of R&R and Cabot were accounted for using the purchase method of accounting. At the time of the share exchanges described above, there were certain common shareholders among the Company, Madison, R&R and Cabot.

The companies acquired are in the seminar, advertising and internet businesses. The Company's primary businesses are developing an electronic shopping mall on the internet known as the "iMall" and providing seminars to customers related to the internet. During the first quarter of 1996, iMALL, Inc. changed the name of its subsidiary, Madison, to iMALL Consulting, Inc. On January 17, 1996, iMALL, Inc. incorporated a Nevada subsidiary named iMALL Services, Inc. Various assets of R&R were transferred to iMALL Services, Inc., as well as the customer service function previously performed by iMALL Consulting, Inc. The assets and operations of iMALL Services, Inc. are consolidated with all other subsidiaries in these consolidated financial statements.

iMALL, Inc. acquired two companies involved in internet technology during the second quarter of 1996. On April 26, 1996, iMALL, Inc. acquired 100 percent of the outstanding stock of Physicomp, Inc. (known as "EmaNate" or "Physicomp"), a company specializing in information systems and internet consulting, in a business combination accounted for as a purchase. On
March 5, 1996, iMALL, Inc. acquired Interactive Marketing Group, Inc. ("IMG"), a company specializing in yellow-page advertising on the Internet, in a business combination accounted for as a purchase. See further discussion of these acquisitions at Note 7.

The Company's headquarters are located in Provo, Utah with additional offices in Studio City, California and Woodland Hills, California.

The Company has generated minimal earnings to date and has a working capital deficiency of $590,400 as of December 31, 1996. The Company's continued existence is dependent upon its ability to achieve its 1997 operating plan, which includes cost reductions and obtaining additional funding from equity financings. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

The Company's seminar business follows seasonal trends and is also affected by weather conditions. The Company usually experiences its highest revenues in the second quarter and its lowest revenues in the fourth quarter.


(2)  SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of iMALL, Inc., Cabot, R&R, iMALL Consulting, Inc., iMALL Services, Inc., EmaNate and IMG. All material intercompany transactions and accounts have been eliminated in consolidation.

Inventory

Inventory consists of seminar literature which are materials used in conjunction with seminar presentations and home study courses. Inventory is stated at the lower of cost (using the first-in, first-out method) or market value.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of leasehold improvements are 10 years. The estimated useful lives of equipment, furniture and fixtures range from 2 to 7 years. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

Organization Costs

Organization costs have been capitalized and are being amortized over a five-year period.

Goodwill

Goodwill was recorded in connection with the acquisitions of EmaNate and IMG and is being amortized over a five-year period.

Net Income (Loss) Per Common Share

Net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding during the period. There were no common stock equivalents in existence during the periods presented.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

The carrying amounts of the Company's financial instruments approximate their fair values as of December 31, 1996. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Recognition of Revenue

The Company generates revenue from five major sources within its seminar and internet commerce businesses. The major sources of revenue and the timing of revenue recognition are set forth below:


        Seminar and workshop revenue - The Company presents seminars and workshops to businesses and individuals introducing them to the Internet and the iMall, a shopping mall on the Internet. The attendees pay a fee for the seminar, usually in advance. Recognition of the revenue occurs at the completion of the seminar. Any cash received in advance of the completion of the seminar is accounted for as deferred revenue.

        Home study revenue - The Company offers home study courses on the same material discussed in its seminars. The customer pays the home study fee before receiving the materials. Recognition of the revenue occurs when an order is shipped. Cash received but not yet recognized for orders not shipped totaled $22,500 as of December 31, 1996, and is included in deferred revenues in the accompanying consolidated balance sheet.

        Maintenance fee revenue - The Company maintains web sites on an annual basis for customers for a fee. The fee may be prepaid in full or paid monthly by the customer. Recognition of revenue occurs as payments are received if the fee is collected monthly. Revenue is recognized on a straight-line basis if the annual fee is prepaid. Cash received but not yet recognized under maintenance agreements totaled $313,675 as of December 31, 1996 and is included in deferred revenues in the accompanying consolidated balance sheet.

        Web site design revenue - The Company designs and upgrades web sites for customers. The customer is provided with bids on the design and approves the design prior to the Company beginning the work. Recognition of the revenue occurs when the customer is billed for the design or upgrade.

        Commissions from sales on the iMall - The Company participates in the commerce generated by the businesses on the iMall. A percentage of certain revenue generated is recognized as commission when the sale is made to the buyer. For 1996, this revenue made up less than one percent of the Company's total revenues.


(3)  CAPITALIZED LEASE OBLIGATIONS

Certain equipment is leased under capitalized lease obligations. The following is a summary of assets held under capital lease agreements as of December 31, 1996:

  Equipment                                                   $123,472
  Less accumulated amortization                                (45,222)
                                                              --------
                                                              $ 78,250
                                                              ========


The following is a schedule by year of future minimum lease payments under capitalized leases together with the present value of the minimum lease payments at December 31, 1996:

  Years Ending December 31,
  -------------------------
           1997                                                       $46,910
           1998                                                        23,210
           1999                                                        10,907
                                                                      -------
  Total minimum lease payments                                         81,027
  Less amount representing interest                                    (9,450)
                                                                      -------
  Present value of minimum lease payments                              71,577
  Less current portion                                                (39,956)
                                                                      -------
                                                                      $31,621
                                                                      =======

(4)  NOTE PAYABLE AND NOTES PAYABLE TO RELATED PARTIES

Note Payable

As of December 31, 1996, the Company had a note payable totaling $12,500 to a corporation due June 1, 1997. The note is unsecured and bears interest at seven percent.

Notes Payable to Related Parties

Notes payable to related parties are detailed in the following schedule as of December 31, 1996.

Notes payable to stockholders, interest
  at 10 percent, interest due monthly with
  principal due upon demand, unsecured              $  50,000

Notes payable to stockholders, noninterest
  bearing, principal due upon demand, unsecured        55,082

Note payable to a stockholder, interest
  at 10 percent, interest due monthly with
  principal due May 1998, unsecured                    15,000

Note payable to a stockholder, interest
  at 10 percent, interest due monthly with
  principal due August 1998, unsecured                 25,000

                                                    ---------
Total notes payable to related parties                145,082
Less current portion                                 (105,082)
                                                    ---------
                                                    $  40,000
                                                    =========


Future minimum payments for notes payable to related parties are as follows:

Years Ending December 31,
-------------------------
         1997                                                          $105,082
         1998                                                            40,000
                                                                       --------
         Total                                                         $145,082
                                                                       ========

(5)  COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain facilities used in its operations. The approximate aggregate commitments under noncancelable operating leases in effect at December 31, 1996, were as follows:

Year ending December 31,
------------------------
        1997                                          $215,763
        1998                                           199,162
        1999                                            20,760
                                                      --------
                                                      $435,685
                                                      ========


The Company incurred rent expense of approximately $105,000 and $10,000 in connection with operating leases during 1996 and 1995, respectively.

Legal Matters

The Company is a defendant in various lawsuits which are incidental to the Company's business. Management, after consultation with legal counsel, is of the opinion that any liability resulting from these matters will not have a material adverse effect on the Company's results of operations or financial position.

Consulting Agreements

The Company entered into a consulting agreement with an individual which provides for the monthly payment of $5,000 by the Company for a minimum of twenty hours of service per month by the consultant. The agreement does not contain a termination date.

The Company entered into a consulting agreement in July 1996 with a stockholder. The Company has agreed to pay $45,000 per year beginning July 1996 through June 2003 for consulting and legal services.

Strategic Alliances

The Company is a participant in several strategic alliances. To date, none of these alliances have required any significant capital or cash expenditures by the Company with the exception of the Company's alliance with National Media Corporation and its affiliate Positive Response Television (collectively, "PRTV"). In connection with this alliance, the Company is required to reimburse PRTV for certain media costs. As of December 31, 1996, PRTV had expended $65,675 in reimbursable media costs. This reimbursable amount is included in other accrued liabilities in the accompanying consolidated balance sheet.

(6)  INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                              Period Ended December 31,
                              -------------------------
                                 1996          1995
                               ---------      ------
Current Provision:
  Federal                      $ 160,575      $   --
  State                           41,068          --
                               ---------      ------
                                 201,643          --
                               ---------      ------
Deferred Benefit:
  Federal                       (132,610)         --
  State                          (31,105)         --
                               ---------      ------
                                (163,715)         --
                               ---------      ------
Provision for income taxes     $  37,928      $   --
                               =========      ======


The differences between the effective income tax rate and the Federal statutory income tax rate consist of the following:

                                               Period Ended December 31,
                                               -------------------------
                                                 1996          1995
                                               --------      --------
Provision at the federal statutory
  rate of 34 percent                           $ 34,933      $ (6,980)
State income taxes, net of federal benefit        5,425            --
Nondeductible items for tax purposes             13,218            --
Change in valuation allowance                    (6,980)        6,980
Other                                            (8,668)           --
                                               --------      --------
          Total provision for income taxes     $ 37,928      $     --
                                               ========      ========

The components of the Company's deferred income tax assets as of December 31, 1996 are as follows:

Revenue deferred for financial reporting purposes     $132,050
Future deductible reserves and accruals                 29,696
Future deductible depreciation                           1,969
                                                      --------
          Net deferred tax assets                     $163,715
                                                      ========

(7)  CAPITAL STOCK

Stock Transactions

iMALL, Inc. entered into an agreement on September 27, 1995 with EMS, Inc. and its principals to acquire 100 percent of the stock of EMS, Inc. Assets of EMS, Inc. consisted of computer equipment, software and a web site on the Internet known as the iMall. The Company issued 20 shares of common stock in exchange for 100% of the stock of EMS, Inc. The acquisition was valued at $12,812 and was accounted for as a purchase.

On December 10, 1995, the Company's board of directors authorized the issuance of 25,000 shares of common stock to qualified investors in a private placement. At December 31, 1995, 1,645 shares were issued at a price per share of $152. Proceeds of $250,000 were received by the Company. As of December 31, 1996, the private placement was terminated.

On January 8, 1996, the Company effected a reverse split of 1 for 19 shares and on May 22, 1996, the Company effected a stock split of 4 for 1. All share and per share amounts have been retroactively restated to reflect the stock splits. The Company increased its authorized common stock to 300,000,000 shares with a par value of $.001.

On January 16, 1996, the Company issued 600,000 common shares to R&R for all of its outstanding stock. R&R's net book value of $287,800 was recorded as the value of the acquisition. On January 16, 1996, 1,400,000 common shares were issued to Cabot for all of its outstanding stock at the time of the transaction, Cabot had a negative net book value of $(120,016). The fair market value of the stock issued to Cabot at the time of the acquisition was not determinable, therefore, no goodwill was recognized in the transaction. The negative book value was netted against additional paid-in capital. On January 16, 1996, 4,804,960 shares were issued to Madison for all of its outstanding stock. The net book value of Madison of $244,281 was recorded as the value of this acquisition. The Company issued 350,000 shares to an investment banking firm for services valued at $28,000 which were rendered in connection with the acquisition. No relationship existed between the Company and the investment banking firm prior to the services performed.

The merger with Madison was treated as a reverse acquisition and reorganization. The 1995 financial statement presentation is that of Madison. The stockholders' equity was retroactively restated for the equivalent number of shares issued in the merger after giving effect to the difference in par value, plus the shares outstanding in Natures Gift, Inc. at the time of the acquisition. As a result, the stockholders' equity at December 31, 1995 is comparable with the stockholders' equity presentation at December 31, 1996.

On April 26, 1996, the Company acquired EmaNate, a company specializing in information systems, Internet consulting and front-page creations for web sites on the Internet, in a business combination accounted for as a purchase. The results of operations of EmaNate are included in the accompanying financial statements since the date of acquisition. The Company issued 200,000 shares of common stock with a fair value of $.80 per share, as determined by the Board of Directors and a third-party investment banking firm, for all of the outstanding stock of EmaNate. The acquisition resulted in goodwill of $224,507. The Company is amortizing the resulting goodwill over a five-year period.

On March 5, 1996, the Company acquired Interactive Marketing Group, Inc. ("IMG"), a company specializing in yellow-page advertising on the Internet, in a business combination accounted for as a purchase. The results of operations of IMG are included in the accompanying financial statements since the date of acquisition. The Company issued 204,350 shares of common stock (of which 151,787 shares are being held in escrow contingent on specified events occurring in the future) with a fair value of $.80 per share, as determined by the Board of Directors and a third-party investment banking firm, for all of the outstanding stock of IMG. In acordance with Accounting Principles Board Opinion No. 16, the contingent shares have not been accounted for in the purchase accounting, but will be recorded if and when the contingency is resolved. The acquisition resulted in negative goodwill of $(19,410). The Company is amortizing the resulting negative goodwill over a five-year period.

1997 Stock Option Plan

On January 31, 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"). The Plan provides for the grant of options to purchase shares of the Company's stock to employees. All employees of the Company are eligible to participate in the Plan. The vesting requirements for individual option grants is at the discretion of the Compensation Committee of the Board of Directors of the Company. Each option expires no later than ten years after the date the option is granted (five years if the option is granted to a 10 percent stockholder). An option granted to an employee will expire (i) one year after the employee's employment by the Company terminates because of death, disability or retirement or (ii) a maximum 90 days after the employee's termination of employment for any other reason.

At June 13, 1997, options to purchase 80,880 shares of common stock at a price of $16.00 per share were outstanding. No shares were exercisable. A total of 750,000 shares have been reserved for issuance under the Plan.


(8)  RELATED-PARTY TRANSACTIONS

The Company paid various related parties for advertising, rent and computer graphic design services. During 1996 and 1995, Sierra Advertising received $2,116,607 and $147,535, respectively, for advertising expenses. Sierra Advertising is owned by two officers of the Company. The advertising expenses are included in cost of revenues.

The Company has a lease agreement for office space with RDR Properties ("RDR"), which is owned by two officers of the Company. The Company pays $8,720 per month to RDR. The rent expense as of December 31, 1996 and 1995 was $104,640 and $0, respectively. In addition, RDR owes the Company $85,521 as of December 31, 1996 for certain leasehold improvements to the building, owned by RDR, paid for by the Company.

Receivables of $14,536 are due from employees as of December 31, 1996.

The Company has notes payable to related parties which include amounts owing certain directors, officers and stockholders of the Company totaling $145,082 as of December 31, 1996 (See Note 4).


(9)  SUBSEQUENT EVENT

Note Payable to Related Party

On January 2, 1997, a company loaned the Company $500,000. The note was due March 1, 1997, bore interest at an annual rate of 10 percent and was secured by certain property and inventory. Certain officers and directors have personally guaranteed the note. On March 1, 1997, the Company defaulted on the note. Upon default, all outstanding principal and interest became immediately due. Any outstanding principal balance subsequent to March 1, 1997 bears interest at 13 percent.


(10)  SUBSEQUENT EVENT (unaudited)

The Company effected a 1-for-8 reverse common stock split on February 12, 1998. All net income (loss) per common share amounts and common share data have been restated for all periods, presented to reflect this reverse common stock split.

                          iMALL, INC. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheet

                                      Assets
                                                                     AS OF SEPTEMBER 30, 1997
                                                                     ------------------------
                                                                          (Unaudited)
Current Assets:
           Cash                                                           $    212,750
           Restricted Cash                                                     362,082
           Accounts receivable - trade, net                                    138,531
           Current portion of note receivable                                  136,250
           Inventory                                                           165,434
           Prepaid expenses                                                     29,459
                                                                          ------------
                Total Current Assets                                         1,044,506
                                                                          ------------
Property and Equipment, Net                                                    749,302
                                                                          ------------
Other Assets:
           Goodwill, net                                                       147,118
           Note receivable, net of current portion                              30,000
           Deposits                                                             25,701
           Organization costs,  net                                              1,053
                                                                          ------------
                Total Other Assets                                             203,872
                                                                          ------------
                Total Assets                                                $1,997,680
                                                                          ============

                          LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
           Current portion of notes payable to related parties                $280,385
           Current portion of capitalized lease obligations                     26,776
           Note payable to stockholder                                         500,000
           Accounts payable                                                  1,158,328
           Accrued payroll                                                     188,104
           Accrued royalties                                                    96,030
           Accrued interest payable to related party                            19,509
           Other accrued liabilities                                            92,371
           Deferred revenue                                                    477,504
                                                                          ------------
                Total Current Liabilities                                    2,839,007
                                                                          ------------
Notes Payable to Related Parties, net of current portion                        40,000
                                                                          ------------
Capitalized Lease Obligations, net of current portion                           14,849
                                                                          ------------
Stockholders' Deficit:
           Common stock, par value $.001; 300,000,000 shares
                authorized, 7,716,617 shares outstanding                        7,717
           Additional paid-in capital                                        1,757,867
           Accumulated deficit                                              (2,661,760)
                                                                          ------------
                Total Stockholders' Deficit                                   (896,176)
                                                                          ------------
                Total Liabilities and Stockholders' Deficit                  1,997,680
                                                                          ============


           See notes to condensed consolidated financial statements.

                          IMALL, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                       For the Three Months Ended      For the Nine Months Ended
                                      -----------------------------  ----------------------------
                                      September 30,   September 30,   September 30,  September 30,
                                          1997           1996             1997           1996
                                      ------------    ------------    ------------    ------------
                                       (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)
REVENUES                              $  4,457,658    $  3,680,893    $ 13,649,695    $ 12,250,236
COST OF REVENUES                         4,237,616       1,710,014      10,689,453       6,383,369
                                      ------------    ------------    ------------    ------------
   GROSS MARGIN                            220,042       1,970,879       2,956,242       5,866,867
GENERAL AND ADMINISTRATIVE EXPENSES      1,520,191       2,034,898       5,587,770       4,818,597
                                      ------------    ------------    ------------    ------------
   Operating Income (Loss)              (1,300,149)        (64,019)     (2,631,528)      1,048,270
                                      ------------    ------------    ------------    ------------

OTHER INCOME AND EXPENSES:
   Other Income, net                        78,760          42,379         147,431         129,770
   Interest Income (Expense), net          (28,940)          5,617         (58,235)          1,111
                                      ------------    ------------    ------------    ------------
     Total Other Income, net                49,820          47,996          89,196         130,881
INCOME (LOSS) BEFORE PROVISION
  FOR INCOME TAXES                      (1,250,329)        (16,023)     (2,542,332)      1,179,151
PROVISION FOR INCOME TAXES                 163,715         (59,115)        163,715         382,076
                                      ------------    ------------    ------------    ------------
NET INCOME (LOSS)                     $ (1,414,044)   $     43,092    $ (2,706,047)   $    797,075
                                      ============    ============    ============    ============
NET INCOME (LOSS) PER COMMON SHARE    $       (.19)   $        .01    $       (.36)   $        .11
                                      ============    ============    ============    ============
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                     7,519,527       7,040,973       7,447,285       7,285,500
                                      ============    ============    ============    ============


           See notes to condensed consolidated financial statements.

                          IMALL, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    For the Nine Months       For the Nine Months
                                                                                 Ended September 30, 1997   Ended September 30,1996
                                                                                       (Unaudited)                (Unaudited)
                                                                                 --------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                   $  (2,706,047)                $   797,075
  Increase (Decrease)
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
     operating activities:
       Depreciation and amortization                                                         389,415                    179,041
       Noncash expense related to issuance of shares
          of common stock for services                                                       220,925                     28,000
       Provision for losses on accounts receivable                                            18,462                     33,835
       Loss on disposal of property and equipment                                              1,236                      6,342
       Deferred income tax provision                                                         163,715                   (122,968)
       Changes in assets and liabilities, net of effects from purchase of subsidiaries:
             Increase in accounts receivable                                                (56,491)                   (107,818)
          Decrease (Increase) in related-party receivable                                     85,521                     (2,039)
          Decrease in income tax receivable                                                  276,940                          -
          Decrease (increase) in employee receivable                                          14,536                    (19,011)
          Increase in inventory                                                            (110,157)                    (62,969)
          Decrease (Increase) in prepaid expenses                                            100,501                   (191,648)
          Increase (Decrease) in deposits                                                    (2,875)                      2,930
          Increase in accounts payable                                                       490,902                    157,618
          Increase in accrued liabilities                                                     33,832                    110,269
          Increase (Decrease) in interest payable to related party                             6,750                        (20)
          Decrease (Increase) in income tax payable                                         (41,068)                     61,707
          Increase in deferred revenues                                                      141,329                    325,708
                                                                                         -----------                 ----------
  Net Cash Provided by (Used in) Operating Activities                                      (972,574)                  1,196,052
                                                                                         -----------                 ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash received from acquisitions of subsidiaries                                                 -                     110,350
  Cash collections on notes receivable                                                        75,750                   (250,000)
  Purchases of property and equipment                                                       (76,459)                   (725,855)
                                                                                         -----------                 ----------
  Net Cash Used in Investing Activities                                                        (709)                   (865,505)
                                                                                         -----------                 ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from private placement of common stock                                            875,000                          -
  Proceeds from issuance of notes payable to stockholder                                     765,000                          -
  Proceeds from issuance of note payable to related party                                    175,303                          -
  Principal payment on notes payable                                                       (277,500)                    (12,500)
  Cash paid for undistributed S-corp Earnings                                                     -                     (25,000)
  Principal payments on obligations under capital leases                                    (29,952)                    (13,229)
                                                                                         -----------                 ----------
  Net Cash Provided by (Used in) Financing Activities                                      1,507,851                    (50,729)
                                                                                         -----------                 ----------
  Increase (Decrease) in Cash                                                                534,568                    279,818

CASH AT BEGINNING OF PERIOD                                                                   40,264                     41,696
                                                                                         -----------                 ----------
CASH AND RESTRICTED CASH AT END OF PERIOD                                                $   574,832                 $  321,514
                                                                                         ===========                 ==========
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest                                                                   $    73,069                 $    7,386
                                                                                         ===========                 ==========


           See notes to condensed consolidated financial statements.

                          IMALL, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

(1)   Interim Condensed Consolidated Financial Statements

      The accompanying condensed consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of the dates and for the periods presented herein have been made.

      Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-SB, as amended. The results of operations for the three months and nine months ended September 30, 1997, are not necessarily indicative of the operating results for the year ended December 31, 1997. The accounting policies followed by the Company are set forth in the notes to the Company's consolidated financial statements in its Form 10-SB, as amended.

(2)   Net Income (Loss) Per Common Share

      Net income (loss) per common share is based on the weighted average number of common shares outstanding for each period reported. Stock options and warrants prior to conversion are not included in the calculation of any loss per common share because their inclusion would be antidilutive, thereby reducing the net loss per common share (see Note 4).

(3)   Goodwill

      On April 26, 1996, the Company acquired e.m.a.N.a.t.e., Inc., ("e.m.a.N.a.t.e."), a company specializing in information systems, Internet consulting and front-page creations for web sites on the Internet, in a business combination accounted for as a purchase. The Company issued 200,000 shares of common stock at $.80 per share, which was the fair value as determined by the Company's Board of Directors, for all of the outstanding stock of e.m.a.N.a.t.e. The acquisition resulted in the Company recording goodwill of $224,507. The Company is amortizing goodwill over a five-year period.

      On March 5, 1996, the Company acquired Inter-Active Marketing Group, Inc. ("IMG"), a company specializing in yellow page advertising on the Internet, in a business combination accounted for as a purchase. The Company issued 204,350 shares of common stock (of which 151,787 shares were being held in escrow contingent on specified events occurring in the future, which shares have subsequently been returned to the treasury and retired) at

$.80 per share, which was the fair value as determined by the Company's Board of Directors, for all of the outstanding stock of IMG. The acquisition resulted in the Company recording negative goodwill of $(19,410). The Company is amortizing negative goodwill over a five-year period.

(4)   Recent Accounting Pronouncement

      In February 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). This statement specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for financial statements issued for all periods ending after December 15, 1997. SFAS 128 simplifies the standards for computing EPS in comparison to APB Opinion No. 15 and replaces the presentations of Primary EPS and Fully Diluted EPS with a presentation of Basic EPS and Diluted EPS.

(5)   Income Taxes

      During the three months ended September 30, 1997, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", the Company reassessed the realizability of its deferred income tax assets. As a result, the Company provided a valuation allowance against its remaining deferred income tax assets due to the Company continuing to incur net operating losses for financial reporting and income tax reporting purposes.

(6)   Restricted Cash

      As of September 30, 1997, the Company had restricted cash totaling $362,082 held by a bank for overdraft protection. This cash is collateral in connection with a $350,000 loan from a third party (see note 7).

(7)   Subsequent Events

      On October 16, 1997, the Company entered into an agreement with certain shareholders to repurchase 112,500 shares of Common Stock in exchange for a note in the amount of $405,000. The maturity of this note is the earlier of November 30, 1997, or the closing of a financing of the Company with net proceeds of at least $2,000,000. The unpaid portion of the purchase price bears interest at the rate of 10% per year commencing on November 17, 1997.

      On October 17, 1997, the Company received Board of Directors and shareholder approval to (i) amend its articles of incorporation to authorize the issuance of up to 10,000,000 shares of preferred stock, (ii) effect an up to 1-for-10 reverse stock split, which has not been effected as of November 14, 1997, and (iii) adopt the Company's 1997 Stock Option Plan.

      On October 20, 1997, a third party loaned $350,000 to the Company, secured by a second position in restricted cash balances held at a bank. The loan amount plus interest (computed at 12% per year) is due on or before December 31, 1997. This note is personally guaranteed by each of Craig Pickering, Mark Comer, and Richard Rosenblatt (officers of the Company).

      The Company issued 46,154 shares of Common Stock during October 1997 to independent investors in an unregistered offering exempt from registration pursuant to Section 4(2) of the Securities Act in exchange for cash in the amount of $150,000.

      As of November 14, 1997, the Company was in the process of a $5,000,000 to $20,000,000 private placement of Units, each Unit consisting of ( i) 25,000 shares of Series A 9% Convertible Preferred Stock, each of which is convertible into 1.25 shares of Common Stock and (ii) Common Stock Purchase Warrants to purchase 7,813 shares of Common Stock at an exercise price of $3.20 per share (protected against dilution in certain situations).

      The Company effected a 1-for-8 reverse common stock split on February 12, 1998. All net income (loss) per common share amounts and common share data have been restated for all periods presented to reflect this reverse common stock split.